Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

5 Generation Bakers, LLC
213 High Acres RD
Harmony , PA 16037
http://jennyleeswirlbread.com

Up to $1,234,997.57 in Class B Units at $4.91
Minimum Target Amount: $14,995.14

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: 5 Generation Bakers, LLC
Address: 213 High Acres RD , Harmony , PA 16037
State of Incorporation: PA
Date Incorporated: June 12, 2009

Terms:

Equity

Offering Minimum: $14,995.14 | 3,054 shares of Class B Units
Offering Maximum: $1,234,997.57 | 251,527 shares of Class B Units
Type of Security Offered: Class B Units
Purchase Price of Security Offered: $4.91
Minimum Investment Amount (per investor): $245.50

**Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus:

Employees and Previous Investors

25% bonus units

Time-Based:

Friends and Family Early Swirls

Invest within the first 48 hours and receive 25% bonus shares

Super Super Early Swirls

Invest $500 within the first 5 days and receive 20% bonus shares

Super Early Swirl s

Invest $500 within the first week and receive 15% bonus shares

Early Swirl s

Invest $500 within the first two weeks and receive 10% bonus shares

Amount-Based:

$250+ | Tier 1 On the Rise

Invest $250 and receive a $10 Gift Certificate for online purchases

$500+ | Tier 2 Time to Bake

Invest $500 and receive a complimentary Sampler Pack of Jenny Lee Swirl Bread

$1,000+ | Tier 3 A Crust Above

Invest $1000 and receive a complimentary Jenny Lee Swag Bag and 10% bonus units

(Jenny Lee Swag Bag includes in a canvas tote bag: loaves of Jenny Lee Breads, Sticky Buns, Toaster Tongs and Recipe Cards.)

$2,500+ | Tier 4 Making Dough

Invest $2500 and receive a Complimentary Jenny Lee Swag Bag and 15% bonus units

(Jenny Lee Swag Bag includes in a canvas tote bag: loaves of Jenny Lee Breads, Sticky Buns, Toaster Tongs and Recipe Cards.)

$5,000+ | Tier 5 Butter makes it Better

Invest $5000 and receive a Complimentary Jenny Lee Swag Bag, a limited edition Jenny Lee Swirl Bread Shirt, a Case of Assorted Jenny Lee Breads, and 20% bonus units

(Jenny Lee Swag Bag includes in a canvas tote bag: loaves of Jenny Lee Breads, Sticky Buns, Toaster Tongs and Recipe Cards.)

$10,000+ | Tier 6 Sweet Dreams are Made of These

Invest $10,000 and receive a Complimentary Jenny Lee Swag Bag, a limited edition Jenny Lee Swirl Bread Shirt, a year supply of Jenny Lee Swirl Breads, a framed Certificate of Ownership, a bakery tour, and dinner with our Founder and 25% bonus units. Participants must provide their own travel costs and arrangements.

(Jenny Lee Swag Bag includes in a canvas tote bag: loaves of Jenny Lee Breads, Sticky Buns, Toaster Tongs and Recipe Cards.)

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

5 Generation Bakers, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Class B Units at $4.91 / unit, you will receive 110 Class B Units, meaning you'll own 110 units for $491. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 25% Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

5 Generation Bakers, LLC ("5 Generation Bakers" or the "Company") is a limited liability company, organized under the laws of the state of Pennsylvania. We bake, sell and distribute gourmet cinnamon swirl breads and other clean quality baked goods, including, our flagship product, Jenny Lee Swirl Breads, a Cinnamon Swirl Bread that is differentiated from other commercial breads because of its unique shape and outside coating. Our breakfast breads evoke a sense of comfort and tradition and bring emotions of 'like grandma used to make'. Our loaves of bread are typically found in the bakery department rather than the commercial bread aisle and can also be shipped directly to consumers thanks to our partnership with QVC.

We sell our products to retailers, restaurants, food service operators, other manufacturers, and directly to consumers. As a specialty bakery, we command a stronger margin than other bread bakers. The more we sell, the more we can make.

In addition to the growth in our Jenny Lee brand, we plan to expand our co-packing relationships. We have a current co-pack relation that has shown intention for us to take over several of their products, which has the potential to increase our revenue. Another co-pack relation has been approved to bring our product into the Kroger pipeline (2600 stores nationally). We anticipate several other co-packing opportunities that have the potential to generate $200,000+ in revenue value annually; however, nothing has been finalized and this will require automation to secure.

Finally, we've been developing a strategic relationship with a CBD ingredient supplier to build The Hemp Bakers brand of CBD treats. We are negotiating the transfer of 100% control of that brand and assets to 5GB. The CBD edibles market is growing rapidly and we believe we can be an early market manufacturer.

5 Generation Bakers is a literal term - my family has operated bakeries for at least the past 5 generations. The Jenny Lee brand name has been a Pittsburgh icon since the 1930s and we've taken it nationally. We believe we're innovative in two ways: (1) As the Jenny Lee Swirl Breads have gained traction, we've expanded the product line to

capture new sales; and (2) We developed Hemp Bakers to provide some of the first CBD-infused baked goods in a new and explosive market.

Competitors and Industry

Competitors

While there are other commercial cinnamon swirl breads, we believe there are no bakeries that produce cinnamon swirl breads in the way that we do. The difference between us and other cinnamon swirl breads is our clean formula, cylindrical shape and butter/cinnamon sugar outside coating. Some similar breads in the market are Pepperidge Farms, Sun Maid and Cinnabon. There are also many regional breads in many markets.

Industry

People often wonder what "Small Batch" really means. It's generally accepted that any production run of less than 500 units can be considered 'small batch'. Since we craft our breads between 300 to 384 loaves per batch with much hand work, we embrace our small batch process.

Through the pandemic, the baking industry has seen significant growth with people starting to bake more at home and pay closer attention to the sweet goods they are eating.

Market

The baking industry generates over $30B in revenue with nearly a third of that made up of bread and breakfast items, a market that is growing 3.5% a year.

Trends over the past two years show specialty bakeries growing even more rapidly with increased direct-to-consumer sales.

The US CBD market launched in 2014 with a few million in sales. Four years later, in 2018, CBD generated revenues of an estimated nearly $600 million. Experts estimate the market will grow to $23 billion by 2025

Our brands, Jenny Lee and Hemp Bakers are both trademarked with the ® symbol authorized for Jenny Lee.

Current Stage and Roadmap

We are in a growth phase. Our brand has expanded through our QVC partnership, having shipped into over 80,000 homes in all 50 states in 2022 alone. We intend to launch new products on QVC and consumer demand is starting to create retailer awareness. We believe we have an opportunity to significantly increase our sales over the next few years.

Recruiting and training Improved automation

Marketing and design development

In our 2nd full year on QVC, our sales have grew over 260% and we were awarded the Customer Choice Award for "Best Bread".

Our manager's completion of the Leadership Pittsburgh programs solidifies our position as a leader in the community working to make a difference.

We have commenced forming partnerships with other manufacturers to produce products outside of our expertise, to expand our product offerings.

We generated approximately $3 million and approximately $3.75 million in revenue in 2021 and 2022, respectively, using one 40-hour shift on a single production line. We therefore believe we have the capacity to triple our production and generate nearly triple our revenue with our current equipment. We also have space in our facility to add additional lines. Our rapidly growing brand is providing the demand to support this production growth.

Our goal is to be the World's Best Cinnamon Swirl Bread Baker and producer of clean, quality goods.

Scott Baker, our founder, started 5 Generation Bakers to produce the famous Jenny Lee Swirl Bread. When Jenny Lee Bakery closed, that swirl bread was one of its best sellers. While comparable bread can be found in retail bakeries, it is non-existent in supermarkets. Was this because people didn't want it or because no manufacturers had figured out a way to commercially manufacture it. After 12 years in business and constantly growing sales, it's apparent that consumers want our cinnamon swirl breads.

We have had double-digit growth 10 out of the 12 years we have been in business.

We believe our QVC growth has been phenomenal, and has been primarily through the sale of 1 product. We expect to have 3 new items coming to market through QVC over the next few months.

We moved production of our CBD cookies and brownies to a manufacturer better able to scale these items.

With demand beyond our current human capacity, we intend to use some of the funds raised through this offering to recruit and train new staff members and implement a second shift to expand our manufacturing capacity.

There are parts of our process that are still highly labor intensive. With some investment, we believe we can automate these steps thereby improving consistency and increasing efficiencies.

The Team

Managers

Name: Scott Alfred Baker

Scott Alfred Baker 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Manager & Founder
  Dates of Service: June, 2009 - Present
  Responsibilities: Scott founded 5 Generation Bakers in 2009 and oversees the day-to-day management of the business from leading the sales team, to bookkeeping and working with and developing key managers and production employees. Scott's current salary is $120,000 and Scott has 60.75% equity.

- **Position:** CFO
  Dates of Service: February, 2010 - Present
  Responsibilities: Financial management

- **Position:** National Sales Manager
  Dates of Service: February, 2010 - Present
  Responsibilities: Oversee sales team and perform high level customer management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred Units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred units could be more advantageous to those investors than to the holders of Common Units. In addition, if we need to raise more equity capital from the sale of Common Units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per unit.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions

of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Class B Unit that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns various intellectual properties. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products depends on outside government regulations such as the FDA (Food and Drug Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the Company's best interest. At such point, the Company may no longer want to sell the product, and therefore your investment in the Company may be affected.

Disruptions in our supply chain or increases in ingredient, product and other supply costs could adversely affect our profitability and operating results.
We depend on frequent deliveries of ingredients and other products. We believe we shall have adequate sources of supplies for our ingredients and products to support our operations, however, there are many factors which could cause shortages or

interruptions in the supply of our ingredients and products, including weather, unanticipated demand, labor, production or distribution problems, quality issues and cost. Some of these factors are beyond our control, and could have an adverse effect on our business and results of operations.

We may become subject to complaints and litigation that could have an adverse effect on our business.

In the ordinary course of our business we may become subject to complaints and litigation alleging that we are responsible for a customer illness or injury resulting from the consumption of our products, including allegations of food-borne illness, adverse health effects, or allergens. Any litigation, regardless of whether the allegations are valid or whether or not we are found liable, may result in decreasing sales and profitability, divert financial and management resources and result in adverse publicity which could harm our brand and our sales. A judgment significantly in excess of our insurance coverage for any claims could materially and adversely affect our financial condition or results of operations.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Scott A. Baker	1,215,243	Class A Units	60.75%

The Company's Securities

The Company has authorized Class A Units, Class B Units, 2019 Convertible Notes, and 2019 Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 251,527 of Class B Units.

Class A Units

The amount of security authorized is 2,040,400 with a total of 2,000,400 outstanding.

Voting Rights

1 vote per unit.

Material Rights

The amount of security authorized is unlimited. The holders of Class A Units have certain inspection rights.

Class B Units

The amount of security authorized is 251,527 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Units.

Material Rights

The amount of security authorized is unlimited with a total of 0 outstanding.

2019 Convertible Notes

The security will convert into Units and the terms of the 2019 Convertible Notes are outlined below:

Amount outstanding: $30,000.00
Maturity Date: June 01, 2020
Interest Rate: 6.0%
Discount Rate: %

Valuation Cap: $0.00
Conversion Trigger: n/a

Material Rights

The convertible notes are convertible into units at a conversion price. The conversion price is equal to the lesser of: (i) one third (1/3) of the per unit price paid by the Investor in such Equity Securities in the Qualified Financing or (ii) the Conversion Cap Price. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

2019 Convertible Notes

The security will convert into Units and the terms of the 2019 Convertible Notes are outlined below:

Amount outstanding: $61,397.00
Maturity Date: February 25, 2029
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: $0.00
Conversion Trigger: N/A

Material Rights

The convertible notes are convertible into units at a conversion price. The conversion price is equal to the lesser of: (i) one third (1/3) of the per unit price paid by the Investor in such Equity Securities in the Qualified Financing or (ii) the Conversion Cap Price. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

What it means to be a minority holder

As a minority holder of Class B Units of 5 Generation Bakers, LLC, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a

smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).
The Company requires unanimous voting of Class A Units to initiate a dilution event.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The year ended December 31, 2021, compared to the year ended December 31, 2022.

Revenue

Revenue for the fiscal year 2021 was $3,110,708 compared to $3,756,697 in the fiscal year 2022.

The 21% increase was a result of the 260% increase in year-over-year sales on QVC . Our overall organizational revenue growth focus saw 10 of our top 12 customers increase in 2022. We believe the company's growth strategies will allow this trend to continue as we direct the majority of our efforts to developing new product lines with customers that are already growing.

Cost of sales

The Cost of Goods Sold for the fiscal year 2021 was $2,118,988 compared to $2,438,278 in the fiscal year 2022. While our revenue grew over 20%, we controlled CoGS and realized only 15.1% growth which provided more contribution to overhead. Much of this was an effect of two price increases passed on to our customers in 2022.

Ingredients and other material costs grew exceptionally fast in 2022 due to supply chain issues, inflation, and other market conditions which made price adjustments necessary. We forecast that markets will stabilize in 2023 reducing the volatility in our supply chain.

Gross margins

Gross margins for the fiscal year 2021 were $991,720 compared to $1,318,419 in the fiscal year 2022.

2022 saw an increase of $326,699 in gross margin, nearly 33% due to an increase in overall production. Currently, baking production is growing quarter over quarter but still only demands 50 hours a week. With 168 hours in a full week (7 days x 24 hours), maximizing production and lifetime will allow us to continue to increase revenue, gross margin, and operational profit.

Expenses

Expenses for the fiscal year 2021 were $1,656,539 compared to $1,635,792 in the fiscal year 2022.

Expenses for 2022 were for the most part flat over 2021. Most expenses outside of CoGS are minimally variable and thus will not change with moderate growth. The Company's expenses consist of, among other things, administrative compensation and benefits, marketing and sales expenses, professional services, R&D expenses, insurance, and other typical overhead costs. We believe the level of expenses at current revenue can supplement growth up to 100% with little overall change or impact.

Historical results and cash flows:

We believe we are on the cusp of major growth and expect to realize improvement in cash flow, profitability and performance in the coming years. Production time construes an average of less than 50 hours line time in the prevailing 12 months yet revenue is covering overhead. New business and continued growth will expand that line time allowing for a second shift and improved margins on additional production. We believe the historical cash flows will not be indicative of revenue and cash flows expected in the future because of this growth and surpassing operational breakeven point. Past cash was primarily generated through debt, antiquated equipment sales; equity investments; revenues from R&D services; government grants. Our goal is to generate $100,000 in profit in 2023. We have successfully managed our way through the loss of a concentrated risk customer, a pandemic, out of control inflation and supply chain disruptions.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 2023, the Company has capital resources available in the form of a revolving line of credit with Chase for $37,100 (with a currently outstanding balance of $12,127), and $94,446 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. We believe we can factor our accounts receivables to provide immediate cash to help fund recruiting and training expenses.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company.

Assuming a maximum raise, 5 Generation Bakers will have over $1,100,000 on hand. Of this, approximately 90% will come from the Reg CF campaign. The company will continue to operate even if it does not reach it fundraising goals. The money raised will improve our operational efforts but the company is not dependent on reaching a certain dollar amount or level of success.

Initial money raised will go towards enhanced recruiting efforts, staffing a second shift and training employees. Additional funds will be used for automation and production process improvements. Use of funds after that will be invested into our ERP and streamlining our food safety documentation requirements. Any additional revenues raised with be used for working capital, marketing, promotion and cash on hand resources.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum offering amount, we anticipate we will be able to operate for the foreseeable future, based on our current monthly burn rate of $5000 for expenses related to COGS, Administrative Salaries, R&D and Inventory coupled with ongoing growth and maximizing facility resources.

While the burn rate has varied month to month over the past several years, our 2023 budget suggests that the burn will cease in the 2nd or 3rd quarter and it's anticipated we'll resume generating positive cashflow. There are several factors that contribute to monthly cash burn such as real estate taxes that are applied heavily in the early part of the year, investment in marketing including food shows and travel as well as annual IT service renewals.

Raising only the minimum will require us to streamline our recruiting and staffing efforts for launch of the second shift but we'll still be able to grow.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum offering amount, we anticipate we will be able to operate indefinitely, based on our current monthly burn rate of $5000 for expenses related to COGS, Administrative Salaries, R&D and Inventory coupled with ongoing growth and maximizing facility resources.

While the burn rate has varied month to month over the past several years, our 2023 budget suggests that the burn will cease in the 2nd or 3rd quarter and it's anticipated we'll resume generating positive cashflow. There are several factors that contribute to monthly cash burn such as real estate taxes that are applied heavily in the early part of the year, investment in marketing including food shows and travel as well as annual IT service renewals.

As our production team grows, other teams like sanitation, administration and food safety are all fully deployed. Those ancillary departments are equipped to fully support growth and thus the investment per unit produced is reduced.

Are there any additional future sources of capital available to your company?

(Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including Private Equity, Business Merger and debt consolidation funding.

Indebtedness

- **Creditor:** Knight Capital- capital funding
  Amount Owed: $41,500.00
  Interest Rate: 5.0%
  Maturity Date: January 20, 2022

- **Creditor:** Promissory Note- Kabbage
  Amount Owed: $11,693.00
  Interest Rate: 5.0%
  Maturity Date: April 11, 2020

- **Creditor:** Wesbanco Loan
  Amount Owed: $34,807.17
  Interest Rate: 8.99%
  Maturity Date: March 01, 2025

- **Creditor:** Catalyst Connection -Promissory Note
  Amount Owed: $44,504.00
  Interest Rate: 4.0%
  Maturity Date: March 06, 2024

- **Creditor:** Huntington Bank- Line of Credit
  Amount Owed: $341,952.00
  Interest Rate: 5.75%
  Maturity Date: April 15, 2023

- **Creditor:** SBA EIDL Loan
  Amount Owed: $370,778.00
  Interest Rate: 3.75%
  Maturity Date: June 01, 2050

- **Creditor:** Honeycomb- Promissory Note
  Amount Owed: $12,778.00
  Interest Rate: 9.5%
  Maturity date is Payment of $739.27 per month

- **Creditor:** Promissory Note- Huntington Bank
  Amount Owed: $3,837,855.00

Interest Rate: 5.0%
Maturity Date: April 15, 2023

- **Creditor:** 2019 Convertible Notes
  Amount Owed: $30,000.00
  Interest Rate: 6.0%
  Maturity Date: June 01, 2020

- **Creditor:** 2019 Convertible Notes
  Amount Owed: $61,397.00
  Interest Rate: 8.0%
  Maturity Date: February 25, 2029

Related Party Transactions

Valuation

Pre-Money Valuation: $9,821,964.00

Valuation Details:

5 Generation Bakers LLC ("5 Generation Bakers," or the "Company") determined its pre-money valuation based on an analysis of multiple points.

First, our signature item, Jenny Lee Swirl Bread is the only swirl bread of its type sold in grocery retailers. Inspired by old-fashioned crimped bread commonly sold in independent family bakeries, we developed commercial processes to bring this type of bread from the small workbench to mass markets. We are unique in the fact that while these breads are very popular with Mom & Pop shops, there are no other major bakeries bringing them to commercial markets. Our specialized and labor-intensive process – along with our substantial investment in Crimp Pans ensures limited competition and significant barriers to entry.

Since our inception in 2010, we have become one of the most visible and recognizable cinnamon swirl bread brands on the market and have shipped directly to over 100,000 homes in the past 18 months. Our dedication and involvement with the McKees Rocks and the greater Pittsburgh community have been recognized repeatedly.

Comparison to Competition and Bakery Bread Market. The Baker Family has been baking in America since 1875 spanning over five generations and multiple bakery formats. The baking industry makes and distributes the following products: bread (fresh and frozen), rolls, bagels, croissants, fresh-baked desserts, and frozen desserts. The industry's major distribution outlets include supermarkets & grocery stores, convenience stores, specialty food stores, restaurants, food service contractors, and direct consumers. The baking industry generates circa $30B in annual revenue and includes 6,000 retail bakeries and almost 3,000 commercial bakeries. The Fresh bread and rolls market accounts for $13.9B in annual revenues with the following split between the major categories:

• Loaf- $7.7B

• Sandwich buns/rolls - $3.5B

• Breakfast items - $2.2B

Nearly 21% of the market is held by private labels whereas 79% of the market is occupied by the top 9 bread vendors. Our Company manufactures and sells sliced and packaged specialty cinnamon bread products. We sell our products in multiple outlets including Retail with nearly 1000 partners in 15 states; Restaurants with over 1500 partners in 20 states; Foodservice with over 1,000,000 million slices of French Toast produced every other month; Direct to Consumer with QVC our primary partner. Our industry products include cinnamon swirl breads, other premium breakfast breads such as Chunky Breads and Iced Breads, frozen pizza dough, premium bread pudding, and other ancillary products.

In the future, we plan to continue to sell other branded items produced by manufacturing partners such as Jenny Lee Cinnamon Spice, Jenny Lee Cookies, Jenny Lee Loaf Cakes and more. Top Competitors: In 2022, the following companies were identified among the top producers of bread in the US: Bimbo Bakeries, Flowers Foods, and Pepperidge Farms. These baking manufacturers have been baking for many years and exist in all segments of the industry with vast products and services.

We believe that 5 Generation Bakers' Jenny Lee brand is quickly becoming one of the most recognized names in the industry. In only our 2nd full year on QVC, we were presented with their Customer Choice Award for best bread.

The company created a budget forecast for the period of 2024 through 2032. The initial 3 year period utilized an average annual growth of about 26.5%. This is based on the average growth of the trailing 3 year period: 2021 - 24%; 2022 - 20.8%; 2023 - 36.2% YTD Q1. Future growth at this rate would require the addition of a 7500 sqft warehouse, assumed timing would be about 5 years from now. Growth projections were amplified following that expansion.

Forecasted sales for the next three years is: 2024/$6.081MM, 2025/$6.990MM and 2026/$7.770MM. The average Gross Profit for 2024, 2025 and 2026 is 43.55%; improvements in Gross Margin will come from automation and other production efficiency investments. Actual forecasted COGS for these years is 2024/$3.883MM, 2025/$4.323MM and 2026/$4.730MM. After normal expenses for utilities, administration, insurance and other professional fees, interest and business development, The Company anticipates Net Ordinary Income of: 2024/10.5% or $641,910; 2025/12.67% or $886,024; and 2026/13.96% or $1,085,055.

The moderate growth for 5 Generation Bakers is supported by the expansion into new markets, product line developments, bakery production partnerships, and continued growth of the Jenny Lee Brand in consumer goods segments across the retail, food service, and direct-to-consumer channels.

Valuation Methodology & Considerations The Company utilized a discounted cash flow method to project future revenues, expenses, and profits. Consideration was given to historical and expected future sales in existing channels (e.g., retail bakery, restaurant, food service, QVC, and co-pack partnerships) and new channels (e.g., DSD partnerships, school sandwich programs, convenience store offerings) over the next several years. The excess capacity in our 21,000 square-foot bakery is immediate – we are only baking 45 to 50 hours a week and will be adding a second shift soon along with established bakery partnerships, distribution networks, and retailers to allow for rapid expansion of 5 Generation Bakers' products at minimal additional overhead costs.

Future cash flows were discounted to account for the risks associated with achieving the projected levels of sales, resulting in a total fair market value of more than $10 million.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has one class of security (Class A Units) outstanding. The Company does not have any outstanding options, warrants, or other securities with a right to acquire shares; nor does it have any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $91,397 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,995.14 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Premium Fees*
  94.5%
  StartEngine Premium Fees

If we raise the over allotment amount of $1,234,997.57, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Company Employment*
  10.0%
  We have been producing on a single shift and need to recruit talent to staff a second shift. Estimates show this could cost from $50,000 to $80,000 in recruiting, staffing and training costs to add 12 to 18 people for a second shift. This will be our first priority.

- *Operations*
  20.0%
  There are certain pieces of equipment that could be developed to further automate our finishing department. Not only would this equipment reduce the direct labor required to apply the butter and cinnamon/sugar coating - our signature finish - it would increase capacity of this department. Our finishing department team is excited to add this automation as it would eliminate the most backbreaking part of this process

- *Inventory*
  20.0%
  With several new opportunities requiring production in the near future, we need to stock up on many staple supplies as well as several new ingredients and packaging combinations. Increasing volume will also decrease our unit cost.

- *Marketing*
  10.0%
  We have historically not spent much on traditional marketing. QVC has expanded our brand to markets across the USA. We want to invest in cementing Jenny Lee Swirl Breads as a national household name.

- *Research & Development*
  15.0%
  Research and development has been a bedrock since early in our existence and frankly a force behind our pandemic survival. There are a plethora of new products, new relationships and to market strategies that need explored. These range from co-pack partnerships to improved processes.

- *Working Capital*
  19.5%
  Working capital is the life blood of any growing business. With a greater than 70% growth over the past 3 years, we want to ensure continued growth is funded with working capital reserves.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://jennyleeswirlbread.com (http://5generationbakers.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/5generationbakers

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR 5 Generation Bakers, LLC

[See attached]

5 GENERATION BAKERS, LLC

Financial Statements
Year Ended December 31, 2022 and 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
5 Generation Bakers, LLC
Harmony, Pennsylvania

We have reviewed the accompanying financial statements of 5 Generation Bakers, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flow for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 10, 2023
Los Angeles, California

5 GENERATION BAKERS LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 54,319	$ 62,738
Acccounts Receivable, net	410,702	332,416
Inventory	-	-
Prepaids and Other Current Assets	10,535	26,183
Total current assets	**475,556**	**421,338**
Property and Equipment, net	2,687,387	2,928,096
Total assets	**$ 3,162,942**	**$ 3,349,434**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 292,207	$ 150,201
Credit Cards	16,996	32,117
Current Portion of Loans and Notes	618,202	268,555
Current Portion of Convertible Note	30,000	30,000
Other Current Liabilities	45,356	-
Total current liabilities	**1,002,761**	**480,873**
Promissory Notes and Loans	4,051,884	4,584,908
Convertible Note	50,000	50,000
Total liabilities	**5,104,644**	**5,115,781**
MEMBERS' EQUITY		
Members' Equity	(1,941,702)	(1,766,347)
Total Members' Equity	**(1,941,702)**	**(1,766,347)**
Total Liabilities and Members' Equity	**$ 3,162,943**	**$ 3,349,434**

See accompanying notes to financial statements.

5 GENERATION BAKERS LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
Net Revenue	$	3,756,697	$	3,110,708
Cost of Goods Sold		2,438,278		1,626,422
Gross profit		1,318,419		1,484,286
Operating expenses				
General and Administrative		1,415,057		1,953,609
Sales and Marketing		167,152		133,799
Total operating expenses		1,582,209		2,087,408
Operating Income/(Loss)		(263,791)		(603,122)
Interest Expense		226,636		151,445
Other Loss/(Income)		(292,951)		(432,517)
Income/(Loss) before provision for income taxes		(197,476)		(322,050)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(197,476)**	**$**	**(322,050)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2020	**$**	**(1,397,579)**
Capital Distribution		(46,718)
Net income/(loss)		(322,050)
Balance—December 31, 2021	**$**	**(1,766,347)**
Capital Contribution		22,121
Net income/(loss)		(197,476)
Balance—December 31, 2022	**$**	**(1,941,702)**

See accompanying notes to financial statements.

5 GENERATION BAKERS LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(197,476)	$	(322,050)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		253,246		252,400
Amortization of Intangibles		-		-
Changes in operating assets and liabilities:				
Acccounts Receivable, net		(78,285)		(103,524)
Inventory		-		331,003
Prepaids and Other Current Assets		15,648		84,873
Accounts Payable		142,006		(106,773)
Credit Cards		(15,121)		32,117
Other Current Liabilities		45,356		(7,736)
Net cash provided/(used) by operating activities		**165,374**		**160,310**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(12,537)		-
Sale/disposal of Fixed Assets		-		33,115
Net cash provided/(used) in investing activities		**(12,537)**		**33,115**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Distribution		-		(46,718)
Capital Contribution		22,121		-
Promissory Notes and Loans		(183,378)		(120,791)
Net cash provided/(used) by financing activities		**(161,256)**		**(167,509)**
Change in cash		(8,419)		25,915
Cash—beginning of year		62,738		36,823
Cash—end of year	**$**	**54,319**	**$**	**62,738**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	226,636	$	151,445
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

5 Generation Bakers, LLC was formed on June 12, 2009, in the state of Pennsylvania. The financial statements of 5 Generation Bakers, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Harmony, Pennsylvania.

Generation Bakers is a commercial bakery manufacturer in its thirteenth year of business that specializes in the production of high quality, frozen baked products for the consumer market and food service industry. Best-in-class methods and deep industry experience, as well as a niche product line, are what sets this company apart from others. 5 Generation Bakers strategy is rooted in the successful wholesale business developed by Scott Baker and his fifteen years of experience with Jenny Lee Bakery. The Baker Family holds the value and quality of the production of these products in high regard and are very protective of the importance of product integrity and consistency. Without the existence of these two characteristics, a critical part of the product character would be missing. 5 Generation Bakers seeks to partner with organizations or manufacturers that also recognize and appreciate these same qualities and values.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Machinery & Equipment	5 years
Building	40 years
Building Improvements	40 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its frozen baked products.

Cost of sales

Costs of sales include the cost goods sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $167,152 and $133,799, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 10, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2022	2021
Utility Deposit	$ 6,885	$ 6,885
Payroll Advance	3,650	-
Interest bearing note	-	19,298
Total Prepaids and other current asset	**$ 10,535**	**$ 26,183**

Other current liabilities consist of the following items:

As of December 31,	2022	2021
Payroll Liabilities	$ 45,356	$ -
Total Other Current Liabilities	**$ 45,356**	**$ -**

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Machinery & Equipment	$ 1,292,798	$ 1,280,261
Building	1,490,327	1,490,327
Building Improvements	1,534,117	1,534,117
Property and Equipment, at Cost	**4,317,242**	**4,304,704**
Accumulated depreciation	(1,629,855)	(1,376,609)
Property and Equipment, Net	**$ 2,687,387**	**$ 2,928,096**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $253,246 and $252,400, respectively.

5. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022	
Member's name	**Ownership percentage**
Scott A Baker	60.8%
Mina Baker Knoll	4.2%
Eight Aces Investments, LLC	8.3%
Scott Kavanagh	4.2%
1GB, LLC	4.2%
Christopher D. Manna	4.2%
Others	14.2%
TOTAL	**100.0%**

6. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Knight Capital- capital funding	$ 135,000	5.00%	6/14/2019	1/20/2022	$ 17,217	$ 17,217	$ 46,500	$ -	$ 63,717	$ 10,467	$ 10,467	$ -	$ 48,054	$ 58,521
Promissory Note- Kabbage	$ 88,400	5.00%	4/11/2019	4/11/2020	$ 12,049	$ 12,049	$ 15,563	$ -	$ 27,612	$ 7,629	$ 7,629	$ 22,270	$ -	$ 29,899
Wesbanco Loan	$ 50,000	8.99%	2/1/2019	3/1/2025	$ 13,103	$ 13,103	$ -	$ 38,629	$ 51,732	$ 8,608	$ 8,608	$ -	$ 44,894	$ 53,502
Catalyst Connection -Promissory Note	$ 125,000	4.00%	3/6/2017	3/6/2024	$ 24,123	$ 24,123	$ -	$ 47,335	$ 71,458	$ 19,123	$ 19,123	$ -	$ 64,554	$ 83,677
Huntington Bank- Line of Credit	$ 350,000	5.75%	9/10/2015	4/15/2023	$ 20,125	$ 20,125	$ 321,827	$ -	$ 341,952	$ 20,125	$ 20,125	$ -	$ 350,000	$ 370,125
SBA EIDL Loan	$ 349,900	3.75%	6/1/2020	6/1/2050	$ 20,778	$ 20,778	$ 21,444	$ 328,556	$ 370,778	$ -	$ -	$ 8,772	$ 141,128	$ 149,900
Honeycomb- Promissory Note	$ 35,200	9.50%	8/24/2018	Payment of $739.27 per month	$ 3,089	$ 3,089	$ 8,868	$ 821	$ 12,778	$ 7,879	$ 7,879	$ 8,868	$ 2,281	$ 19,028
Promissory Note- Huntington Bank	$ 4,373,000	5.00%	11/30/2016	4/15/2023	$ 218,650	$ 218,650	$ 204,000	$ 3,636,543	$ 4,059,193	$ 218,650	$ 218,650	$ 204,000	$ 3,933,998	$ 4,356,648
Webbank -Business Loan Agreement	$ 150,000		2/20/2019	Paid off	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 24,645		$ 24,645
Total					**$ 329,135**	**$ 329,135**	**$ 618,202**	**$ 4,051,884**	**$ 4,999,221**	**$ 292,482**	**$ 292,482**	**$ 268,555**	**$ 4,584,908**	**$ 5,145,945**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 618,202
2024	3,706,143
2025	60,073
2026	21,444
Thereafter	264,224
Total	**$ 4,670,086**

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2019 Convertible Notes	$ 30,000	6.00%	6/1/2019	6/1/2020	1,800	4,655	30,000	-	30,000	1,800	2,855	30,000	$ -	32,855
2019 Convertible Notes	$ 50,000	8.00%	2/25/2019	2/25/2029	4,000	11,397	-	50,000	61,397	4,000	7,397	-	$ 50,000	57,397.26
Total					**$1,800**	**$ 4,655**	**$ 30,000**	**$ 50,000**	**$ 30,000**	**$ 1,800**	**$ 2,855**	**$ 30,000**	**$ 50,000**	**$ 32,855**

The convertible notes are convertible into units at a conversion price. The conversion price is equal to the lesser of: (i) one third (1/3) of the per unit price paid by the Investor in such Equity Securities in the Qualified Financing or (ii) the Conversion Cap Price. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through February 10, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $263,791, negative members' equity of $1,941,702, and liquid assets in cash of $54,319, which less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

5 Generation Bakers is not live or open to the public at this moment.

INVEST IN 5 GENERATION BAKERS TODAY!

Small-Batch Gourmet Swirls Breads

5 Generation Bakers, LLC ("5 Generation Bakers" or the "Company") produces artisan cinnamon swirl breads and other clean quality baked goods. Our Retail and Foodservice ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


NAMED QVC'S
Customer Choice Award for Best Bread

$0 Raised

Invest Now
$4.91 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$245.50	$9.82M

REASONS TO INVEST

- We believe we're the best cinnamon swirl bread in the world. The very nature of our signature products—round, all-natural, small batch, artisan cinnamon swirl loaves—provides natural barriers to competition: the costs and hassles associated with baking in the extremely expensive but necessary "crimp pans," discourage competition.

- GROWING IN A BIG INDUSTRY! The $30 billion baking industry has room to grow. Breakfast foods, clean formulas, and minimally processed baked goods are trending. 5 Generation Bakers, with over 70% growth since 2019, has the capacity to continue this direction.*

- AWARD-WINNING! Our QVC partnership has expanded our brand. In 2022, we shipped to over 80,000 homes in all 50 states — strong sales in the West have demonstrated to us, beyond any doubt, the nationwide appeal of our breads. Plus, we received the QVC Customer Choice Award for Best Bread!

*Information from Chron (Source)

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE PITCH

At 5 Generation Bakers, we have been selling our beloved Jenny Lee Swirl Bread across the U.S. for 12 years. Our major partnership with QVC has catapulted us to nearly $4 million in revenue in 2022 and more than 20% growth for two years running. We are ready to expand into new spaces including CBD, keto and gluten-free, and other baked goods such as cookies, bars, cakes, and whoopie pies. Join us as we bring generations of love for sticky goodness to consumers across the country.

OVERVIEW

Sharing Our Delicious Family Recipes with People Everywhere





5 GENERATIONS OF

AWARD-WINNING BREAD



AND WE'RE ONLY GETTING BETTER...

We spent 3 years on	In 2022, we shipped to	From 2019-2022,
Inc 5,000	80,000+ homes	sales grew 71.8%
2015 · 2016 · 2017		

WANNA KNOW OUR FULL STORY?

↓

We call ourselves 5 Generation Bakers for a reason: our founder's family has operated bakeries for at least the past five generations. The Jenny Lee brand name has been a Pittsburgh icon since the 1930s, and now we've taken it national. Even as we carry on the family tradition, we innovate through new product lines and sales channels such as QVC and Hemp Bakers, our line providing some of the first CBD baked goods in a new and explosive market.


5 Generation Bakers: Remaking a legacy
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THE PROBLEM & OUR SOLUTION

Expanding Our Reach with Better Manufacturing and Innovative Products

WE WERE NAMED QVC'S

Customer Choice Award for Best Bread





Typically found in small retail family bakeries, our type of swirl bread has been difficult to commercially manufacture, leaving a gap in the market for a national swirl bread brand. Some volume wholesale bakeries sought to fill this gap with their over-emulsified, preservative-laden sandwich breads by adding a cinnamon swirl. We designed a swirl bread manufacturing process to ensure profitability and commercial success while maintaining the small-batch, traditional quality of our product.

Our clean formula, cylindrical shape, and butter-cinnamon sugar coating help us stand out in the market. Most recently, we won QVC's Customer Choice Award for Best Bread. As a specialty bakery, we command a stronger margin than commercial wholesale bread bakers. We sell our products to retailers, restaurants, food service operators, other manufacturers and directly to consumers. Our innovative new baked goods serve the rapidly expanding CBD, Keto, and gluten-free markets.

OUR FANS CONSIDER JENNY LEE SWIRL BREAD TO BE

THE BEST CINNAMON SWIRL BREAD IN THE WORLD.



We produce a Cinnamon Swirl Bread that is differentiated from other breads because of its unique shape and outside coating.

OUR UNIQUE PROCESS ALLOWS

SMALL-BATCH QUALITY ON A MASSIVE SCALE.



FACT

We bake 1,000 loaves an hour

without quality loss



THE MARKET & OUR TRACTION

Bringing Small-Batch Perfection to a Major National Market

The baking industry is valued at over $30 billion, growing at a rate of 4.1% year over year (Source | Source). Bread and breakfast items account for nearly a third of the market, the category we best occupy. Trends over the past two years show specialty bakeries growing even more rapidly with increased direct to consumer sales.



FRESH & FROZEN PROD. SEGMENTS
BY SHARE OF REVENUE
PIES
2%
SOFT CAKE
9%
RETAIL BAKERY GOODS
12%
BREAD
37%
FROZEN CAKE
17%
ROLLS
22%
5GB operates in the largest fresh and frozen segment
FACT
The U.S. bread bakery industry makes up
2.1% OF GDP

Source

We have trademarked both our Jenny Lee and Hemp Bakers brands. We have loyal relationships with our co-packers, with agreements currently in talks to expand. Our business has grown by 20% year-over-year in both 2021 and 2022. QVC sales alone have grown by 265% in 2022, having reached 80,000 homes across the U.S. We have achieved all this growth with only one product, and now we have three new items coming to market in the coming months.

While our growth with QVC is impressive, 10 of our top 12 customers also grew in 2022! Our next three 'customers' include Vlore, allowing us to enter hundreds of Food Service/Restaurant channels, Michael Foods which has grown to 2/3 trucks a month for French Toast, and retail distributors featuring Jenny Lee Swirl Breads in bakery departments (Source).



OUR DOUGH KEEPS RISING
Ended 2020 with,
14.7% sales growth
Ended 2021 with,
24% sales growth
Ended 2022 with,
20.8% sales growth
& PEOPLE CAN'T GET ENOUGH
4.9/5 FROM 140+ RATINGS



This bread is insanely good! Hard to stop eating it!

PAMELA LANG RITTERHOFF

I love Jenny Lee's Swirl Bread!!!

MEGAN SCARFONE STILTNER

Truly the best bread ever, every loaf every kind is delicious.

KIMBERLY VARANO

Excellent taste and fond memories

NANCY THOMPSON MCMANUELS

**The above testimonials may not be representative of the opinions or the experiences of other customers and is not a guarantee of future performance or success.*

Oh mmmyyyyyyy gosh, best bread! All I have to do is look at the wrapper and my taste buds start dancing and get out of control! Drooling never ceases. My dear.....couple of slices with butter followed by ice cold goats milk is like winning the lotto.

NORMA SLATON



**The above testimonials may not be representative of the opinions or the experiences of other customers and is not a guarantee of future performance or success.*

WHY INVEST

Maximizing Potential Through Expansion and Diversification

WE FEEL WE HAVE A BREADWINNER

AND ARE EXPANDING EVEN FURTHER



Join us as we expand our product line and continue to dominate the fresh and frozen bread markets!







We generated nearly $4 million in revenue in 2022 using just one production line, and we believe we have the capacity for additional lines to expand our revenue even further. The $4 million was done in one shift that averaged about 45-50 hours of line time last year. That could be extended to up to 120 hours (ideal 2-shift max would be 100 hours) which doubles revenue generated from that line and space to add additional lines. We estimate the production line revenue capacity is between $10-12M and facility capacity north of $25M. The facility capacity would only require investment in new equipment, and space expansion would allow for additional revenue growth.

Most recently, we have begun forming partnerships with other bakery manufacturers to produce new products including gluten and keto-friendly swirl breads, pepperoni rolls, cookies, bars, cakes, whoopie pies, and more. Join us as we bring our delicious, small-batch swirl breads beloved by generations of customers to the entire country.

ABOUT

HEADQUARTERS
213 High Acres RD
Harmony , PA 16037

WEBSITE
View Site

5 Generation Bakers, LLC ("5 Generation Bakers" or the "Company") produces artisan cinnamon swirl breads and other clean quality baked goods. Our Retail and Foodservice channels to the consumer flow through dozens of distributors such as UNFI, Lipari Foods, US Foods, Reinhart, and many more. In addition, our partnership with QVC has created national meteoric growth and we were awarded their Customer Choice Award winner for Best Bread in 2022.

TEAM



Scott Alfred Baker
Founder/President

Scott Baker is President and founder of 5 Generation Bakers. Since early 2010, he oversees a talented group of bakers that manufacture gourmet cinnamon swirl breads and other quality goods for retailers, restaurants, and other food service outlets. Locally the bread is marketed under the Jenny Lee brand name. As the name of the new bakery implies, Scott is the 5th generation of the Baker family in the baking business.

Scott's work history includes working for Jenny Lee Bakery as a full time production employee while he was enrolled as a full time student in the University of Pittsburgh's College of General Studies. During his Pitt career, he took a semester off to attend the American Institute of Baking and received his degree in the Science and Technology of Baking. After receiving his CBT, Scott accepted a position with City Pride Bakery in Pittsburgh, PA. Scott graduated from Pitt in 1994 with a business degree and rejoined the family business the following year.

When Jenny Lee Bakery closed a few months shy of its 70th anniversary in 2008, Scott's first move was to secure the trademark rights to the Jenny Lee brand name and soon began creating a business plan for his new bakery. Nearly 2 years later, in February of 2010, he fired the ovens up once again. In the time since then, 5 Generation Bakers has reached customers in over 5000 supermarkets, retailers, restaurants and food service operators from Chicago to the East Coast, France, Japan and Trinidad. 5 Generation Bakers was named one of the fastest growing private companies in Pittsburgh by the Pittsburgh Business Times for four years in a row as well as three consecutive years on Inc. Magazine's "Inc. 5000" list of the fastest growing private companies in America.



Bernie Baker
Director of Bakery Operations

Bernie is a fourth generation baker and has been with 5 Generation Bakers since day one. One of his main responsibilities is to plan the daily production and to keep the machines running. His mechanical engineering degree from University of Notre Dame has been a big help. He has over 60 years of experience in both the retail and wholesale baking industry which is helpful in maintaining the quality of 5GB's products. He was responsible for production at Jenny Lee bakery that at one time supplied 14 retail stores and 15 supermarkets. He is the past president of the retail master Bakers of Western Pa and served as Treasurer for over 20 years. He is also past president of the Pennsylvania Bakers Association.



Steve Percifield
Vice President of Sales

Growing up as the third generation in a family-owned wholesale bakery in Indianapolis, Steve worked in every capacity in the business, beginning at age 12. Working full-time while completing his Bachelor of Science degree from Indiana University, he was name vice president/general manager three years later, when his father semi-retired. During his tenure, sales and floor space were doubled, and production was semi-automated.

Spreading his wings, he left the business three years later, working for some of the largest bakery-supplying companies in the industry, DCA Food Industries, Bessire & Co., and L. Karp & Sons (Karp's), serving as assistant marketing director, plant manager and wholesale account executive at DCA, marketing director and board member at Bessire, and vice president marketing and national sales, and board member at Karp's.

At Bessire, manufactured product sales doubled and there was a 200% turn-around in the bottom line. At Karp's, during his nearly 13-years there, the company went from declining sales of manufactured items to over a 20-fold increase with sales exceeding $100MM.

Beginning his work with 5 Generation Bakers in fall of 2011, in three months he expanded distribution to the Chicago-area, and expanded it further to include distributors in MI, WI, NE, and Minneapolis, who between them cover 18 states.



Jessica A Neal
Director of HR

Jessica is a dedicated HR professional with over 8 years experience in various HR functions including compliance, recruiting, training, employee relations, and benefits. In addition to HR responsibilities, Jessica is currently responsible for overseeing Quality Assurance and Food Safety management programs. Being both HACCP and PCQI certified, she is committed to ensuring food safety, quality, and consistency. She applies her strong leadership abilities to coach and manage employees to accomplish these initiatives. Previously, she has gained experience working in various industries including professional services, financial services, and insurance.



Vince Tebalt
Director of Logistics-Supply Chain Manager

Vince resides in McMurray, Pa. and is a graduate of California University of Pa. with a B.A. in Social Science. He is a supply chain professional with a demonstrated history of working in the food service, retail, along with the health care industry. He has over 20 years of experience in leadership, training, inventory management and supply acquisition. Vince is currently the Director of Logistics - Supply Chain Manager for 5 Generation Bakers (Jenny Lee Bread). He is using his experience and leadership skills to help lead 5 Generation Bakers to be the world's best cinnamon swirl bread baker and producer of clean, quality baked goods. Outside of work Vince enjoys rooting for the Pittsburgh Steelers and Penguins. He also appreciates spending time with his family and friends, along with working on classic cars.

in



Tyrone Baskins
Production Manager and Talent Coach

As the Production Manager for 5 Generation Bakers, Tyrone, with over 8 years' experience in the baking industry, helps guide each department to ensure that the baked goods are consistent, produced to spec, and of the best quality. He also oversees inventory of packaging and raw materials, manages and trains employees, and oversees the bakery process and production flow. Tyrone tracks food safety compliance, batch documentation and other KPI's weekly. A resident of Moon Twp, PA, Tyrone is a dedicated Husband, and father of three sons and a daughter. As a fitness enthusiast Tyrone enjoys rock climbing, snowboarding, and hiking as well as exercising.



Mark Michalski
Regional Sales Manager

Joined 5 Generation Bakers June 2021. Marks primary responsibility is to grow sales in the Tri State area through solicitation of new distributors. He also coaches grocery stores that carry our products in the reduction of shrink by educating them on best merchandising of our bread and the perils of overstocking product. He also oversees our Fundraising Program by coordinating the program by reaching out to immediate Tri State area organizations seeking to raise monies to operate and guiding them thru the process, making it one of the best programs available. These groups include but are not limited to Cheerleading, Football, Band, Scouts, Baseball ECT. Mark has been in various aspects of sales since 1988, His first position as a Route Sales Representative for a locally owned salty snack distribution company and his natural talent to grow his route was recognized by the owners at which time he began training the majority of new hires and this continued thru the transition as the company became a corporate division. To date he has trained in excess of 350 new hires. His accreditations include Salesman of the year 2002. And since he has worked for various distribution companies in sales and sales management. He currently serves as the Vice Chairperson of the Stowe Township Civil Service Commission since 2017

TERMS

5 Generation Bakers

Overview

PRICE PER SHARE
$4.91

VALUATION
$9.82M

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$245.50

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,997.57

SHARES OFFERED
Class B Units

MIN NUMBER OF SHARES OFFERED
3,054

MAX NUMBER OF SHARES OFFERED
251,527

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Financials

Risks

**Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.*

<u>Investment Incentives & Bonuses*</u>

Loyalty Bonus:

<u>Employees and Previous Investors</u>

25% bonus units

Time-Based:

<u>Friends and Family Early Swirls</u>

Invest within the first 48 hours and receive 25% bonus shares

<u>Super Super Early Swirls</u>

Invest $500 within the first 5 days and receive 20% bonus shares

<u>Super Early Swirl s</u>

Invest $500 within the first week and receive 15% bonus shares

<u>Early Swirl s</u>

Invest $500 within the first two weeks and receive 10% bonus shares

Amount-Based:

<u>$250+ | Tier 1 On the Rise</u>

Invest $250 and receive a $10 Gift Certificate for online purchases

<u>$500+ | Tier 2 Time to Bake</u>

Invest $500 and receive a complimentary Sampler Pack of Jenny Lee Swirl Bread

<u>$1,000+ | Tier 3 A Crust Above</u>

Invest $1000 and receive a complimentary Jenny Lee Swag Bag and 10% bonus units

(Jenny Lee Swag Bag includes in a canvas tote bag: loaves of Jenny Lee Breads, Sticky Buns, Toaster Tongs and Recipe Cards.)

<u>$2,500+ | Tier 4 Making Dough</u>

Invest $2500 and receive a Complimentary Jenny Lee Swag Bag and 15% bonus units

(Jenny Lee Swag Bag includes in a canvas tote bag: loaves of Jenny Lee Breads, Sticky Buns, Toaster Tongs and Recipe Cards.)

<u>$5,000+ | Tier 5 Butter makes it Better</u>

Invest $5000 and receive a Complimentary Jenny Lee Swag Bag, a limited edition Jenny Lee Swirl Bread Shirt, a Case of Assorted Jenny Lee Breads, and 20% bonus units

(Jenny Lee Swag Bag includes in a canvas tote bag: loaves of Jenny Lee Breads, Sticky Buns, Toaster Tongs and Recipe Cards.)

<u>$10,000+ | Tier 6 Sweet Dreams are Made of These</u>

Invest $10,000 and receive a Complimentary Jenny Lee Swag Bag, a limited edition Jenny Lee Swirl Bread Shirt, a year supply of Jenny Lee Swirl Breads, a framed Certificate of Ownership, a bakery tour, and dinner with our Founder and 25% bonus units. Participants must provide their own travel costs and arrangements.

(Jenny Lee Swag Bag includes in a canvas tote bag: loaves of Jenny Lee Breads, Sticky Buns, Toaster Tongs and Recipe Cards.)

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

5 Generation Bakers, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Class B Units at $4.91 / unit, you will receive 110 Class B Units, meaning you'll own 110 units for $491. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 25% Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

PRESS

Trib Total Media

McKees Rocks Bakery Jenny Lee to be Featured on QVC

View Article

Pittsburgh Magazine

5 Generation Bakers Brings Jenny Lee Swirl Bread to the Masses

View Article

Baking Business

Improving on the Best: Scott Baker stands on his family's baking legacy and takes it a step further

View Article

Sosland Publishing

Five Generation Bakers teams with Pennsylvania hemp company for CBD baked goods line

View Article

Pittsburgh Business Times

Faces of Resilience: Matt and Jessi Kadlecik, 5 Generation Bakers

View Article

Show More Press

REWARDS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1

Scott Baker:

Our initial investors have trusted over 1 million in 5 Generation Bakers because they truly believe Jenny Lee Swirl Bread is the best cinnamon bread in the world. Since 2010, we've sold over 13 million loaves of bread to people across the country who believe that same thing.

In the last 18 months alone, we've shipped our bread directly to over a hundred thousand households. Jenny Lee Swirl Breads are enjoyed by mothers who want to feed their children a wholesome snack, commuters who are looking for a quick, delicious breakfast, homemakers who dote on their family with gourmet french toast, and many others who just enjoy the nostalgic flare of our uniquely shaped and crafted breads. There are dozens of commercial brands in the supermarket bread aisle, but none that match our butter bath and cinnamon sugar coating. This old world bread can't be duplicated.

5 Generation Bakers has perfected the small batch process over years of painstaking development, yielding more than a thousand loaves of bread every hour. Every batch is carefully recorded so that our food safe traceability program can ensure the highest product quality. Time, love, and generations worth of experience are poured into our process to bake just the finest breads, transporting you back to grandma's kitchen in simpler times.

What if I told you our 2022 revenue was just the first slice of this lucrative loaf? We finished the year with over 20% growth, yet we only log 40 hours a week on the main production line. Maximizing our equipment resources, we would triple revenue before new production lines are needed. In addition to that, many of our current processes are still very hands-on and labor-intensive. In fact, it requires a team of five people to butter and sugar the swirl breads. Automation here would not only shrink that, it would increase output and consistency and reduce waste. Estimates suggest an 18-month ROI once automated. It's also backbreaking work, so the finishing crew's excited to make that change.

Our breads are sold in more than 2,500 supermarkets, restaurants, and food service operators across the country. These pipelines have been our bread and butter since we opened the doors. Over the past three years, our direct to consumer business has grown over 500% with nearly three of that the past year alone. Much of this is due to the exposure generated on QVC. The beauty of this exposure, the Jenny Lee brand, once only a Pittsburgh icon, is now becoming a household name across the United States.

QVC has consisted primarily of our signature swirl breads and Jenny Lee Chunkies. Through research and development and strategic partnerships with other bakeries, we anticipate launching as many as six new items in 2023. In fact, we've already introduced a seasonal favorite, the Mardi Gras King Cake, and are scheduled to launch Jenny Lee Ice Breads in just a few weeks.

We had the infrastructure, we had the track record, and we had the baking expertise. But in order to grow, I need your help. We need to hire more bakers, more finishers, a full-time engineer, additional sports staff. Investing in 5 Generation Bakers will help us recruit this talent. I know that Jenny Lee Swirl Bread is the world's best, and I invite you to discover that for yourself. Invest in 5 Generation Bakers today and let us do your baking.

Video 2

McKees Rocks is a rough-and-tumble area just outside Pittsburgh. My name is Scott Baker my family has been connected with this community for generations and 1941 my grandfather opened his Bakery here and he called it Jenny Lee we used to always go to Jenny Lee's after church if you were good in church and oh custard pies homemade bread that was still warm years later I worked in the store I did wedding cakes my father Bernie took over after my grandfather retired I am a baker by name Baker by trade I started coming in to the bakery with my dad when I was seven or eight years old absolutely loved it I remember Scott as young man he just jumped in here it was a booming time we were just coming up the ramp to the McKees Rocks Bridge around Thanksgiving and we heard all the sirens and that and my husband said it's where you work and I was like no and he said, it is. you don't have a job I remember pulling up to the bakery and seeing my dad and just a look of despair was my you know my life my employment and to see that all just go up in smoke it was just a overwhelming feeling The fire followed by the recession made it really hard to hang on to and ultimately the decision was made to close the door after that I was so frustrated and burn out since you want to just sell car sell Furniture you can make a very good living you don't have all the headaches but he didn't listen so started thinking baking is in my blood it's what we do we've been baking in this community for five generations I wanted to try and rebuild the business here in McKees Rocks so I started looking and I learned Rico bakeries in today's market are dinosaurs people go to supermarkets and find a donut shop on nearly every corner so I realized we had to do the baking ourselves and then sell it to the stores my aha moment was when I learned that one of the top flavor profiles for Sweet Goods is cinnamon I wanted to manufacture Gourmet cinnamon bread that would be the foundation of the new business and so I founded 5 generation bakers and branded our bread Jenny Lee Swirl Bread but in order to make this thing last I had to learn about some of the things my dad didn't have so I hired a young kid named Cody he spearheaded a digital ad campaign and he introduce our product to thousands of new customers on social media most days I leave the bakery smelling like cinnamon since then we have been one of Pittsburgh's fastest-growing companies I called him up and said I want my job back so I hired her on the spot and of course I hired my dad back as well are we going to get the first or I'm very proud of them keeping it going keeps me young you know I feel that we're really blessed to be able to help the community but when you think about it really the community has been helping us for a long time and I hope it's for another five generations to come I'm not good at putting things into words but it makes me proud being back with Scott and Bernie making something good again, something that they could have in every house I made that I'm proud to say that

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

THE INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS IN RELIANCE ON EXEMPTIONS THEREFROM. THESE INTERESTS HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH INTERESTS UNDER THE SECURITIES ACT OF 1933 AND THE REGULATIONS PROMULGATED PURSUANT THERETO (UNLESS EXEMPT THEREFROM) AND COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND REGULATIONS.

SECOND AMENDED AND RESTATED OPERATING AGREEMENT OF 5 GENERATION BAKERS, LLC

a Pennsylvania Limited Liability Company

This **SECOND AMENDED AND RESTATED OPERATING AGREEMENT** is made and entered into as of November ___, 2022, by and among those persons designated as Members on the attached Exhibit A (each, a "**Member**," and collectively, the "**Members**"), and amends and restates the Amended and Restated Operating Agreement for the Company dated in or about September 2015. Certain capitalized words used herein have the meanings set forth in Section 2 hereof.

1. ORGANIZATION

1.1 General. 5 GENERATION BAKERS, LLC (the "**Company**") was formed as a Pennsylvania limited liability company upon the execution and filing of the Certificate of Organization with the Pennsylvania Secretary of State in accordance with the Act, and the rights and liabilities of the Members shall be as provided in such Act, as may be modified in this Agreement. In the event of a conflict between the provisions of the Act and the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Act specifically provides that an operating agreement may not change the provision in question.

1.2 Business Purpose. The Company may engage in any lawful act or activity for which a limited liability company may be organized under the Act.

1.3 Name and Address of Company. The business of the Company shall be conducted under the name "**5 GENERATION BAKERS, LLC**," and its principal executive office shall be located at the address designated by the Managers.

1.4 Term. The term of this Agreement shall be coterminous with the period of duration of the Company as provided in the Certificate, which shall be perpetual unless sooner terminated as provided in this Agreement.

1.5 Registered Agent. The Company's initial registered agent shall be as provided in the Certificate. The registered agent may be changed from time to time by the Managers by causing the filing of the name of the new registered agent in accordance with the Act.

2. DEFINITIONS

For purposes of this Agreement, the terms defined hereinbelow shall have the following meaning unless the context clearly requires a different interpretation:

2.1 **"Act"** means the Limited Liability Company Act of the Commonwealth of Pennsylvania as codified in 15 Pa. C.S. 8901 et. seq., including amendments from time to time.

2.2 **"Adjusted Capital Account Deficit"** shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts which such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(iii)(d)(6) of the Treasury Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

2.3 **"Adjusted Capital Contributions"** shall mean the excess of (i) each Member's money or property contributed to the Company as capital, including contributions when the Company is formed, and later contributions, less any liabilities assumed by the Company pursuant to such contribution over (ii) the sum of cumulative Distributions to such Member under Section 4.4(a)(ii) attributable to such Member's Adjusted Capital Contributions as referred to therein (such Distributions to be valued in accordance with the principles of Treasury Regulation Section 1.714-1(b)(2)(iv)(e)).

2.4 **"Affiliates"** shall mean with respect to any person or entity: (a) any person or entity directly or indirectly controlling, controlled by, or under common control with such person or entity; (b) any person or entity owning or controlling 10% or more of the outstanding voting securities or beneficial interests of such person or entity; (c) any officer, director, manager, general partner, trustee, or anyone acting in a substantially similar capacity as to such person or entity; (d) any person or entity who is an officer, director, general partner, trustee, or holder of 10% or more of the voting securities or beneficial interests of any of the foregoing; and (e) any person or entity related to such person or entity within the meaning of Code Section 267(b).

2.5 **"Agreement"** shall mean this Second Amended and Restated Operating Agreement of the Company.

2.6 **"Assignee"** shall mean a person who has acquired Units from a Member or Assignee, but who is not a Substituted Member.

2.7 **"Capital Account"** of a Member shall mean the capital account of that Member determined from the inception of the Company strictly in accordance with the rules set forth in Section 1.704-1(b)(2)(iv) of the Treasury Regulations. In accordance with that Section of the

Treasury Regulations, a Member's Capital Account shall be equal to the amount of money contributed by the Member and the initial Gross Asset Value of any property contributed by the Member, increased by (a) allocations of Net Income to the Member, as well as any items in the nature of income or gain that are specially allocated pursuant to Sections 4.4(d) and 4.5, and (b) the amount of any Company liabilities assumed by such member or which are secured by any property distributed to such Member, and decreased by (v) the amount of money distributed to the Member, (w) the Gross Asset Value of any property distributed to the Member by the Company, (x) the Member's share of expenditures of the Company described in Section 705(a)(2)(B) of the Code (including, for this purpose, losses which are nondeductible under Section 267(a)(1) or Section 707(b) of the Code), (y) the Net Loss allocated to the Member, as well as any items in the nature of expenses or losses that are specially allocated pursuant to Sections 4.4(d), 4.5 and 4.6, and (z) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company. In addition, the Capital Accounts of Members may be adjusted by the Managers to reflect a revaluation of Company assets pursuant to Section 2.16(b) or 2.17(c). The Capital Account of a Member shall be further adjusted as required by Section 1.704-1(b)(2)(iv) of the Treasury Regulations. To the extent that anything contained herein shall be inconsistent with Section 1.704-1(b)(2)(iv) of the Treasury Regulations, the Treasury shall control. The Capital Account of an Assignee shall be the same as the Capital Account of the Member from whom the Assignee acquired its Interest, as further adjusted pursuant to this Section 2.8.

2.8 **"Capital Contribution"** shall mean the contribution to the capital of the Company by each Member, as provided in Section 3.1 hereof.

2.9 **"Certificate"** shall mean the Certificate of Organization of the Company as filed with the Pennsylvania Secretary of State, as the same may be converted from time to time.

2.10 "**Class A Members**" shall means the Members listed on Exhibit A hereto.

2.11 **"Class A Units"** shall mean the Units designated as Class A Units and held by the Class A Members.

2.12 "**Class B Members**" shall mean those members designated as Class B Members and which hold Class B Units.

2.13 **"Class B Units"** shall mean Units designated as Class B Units and held by the Class B Members as designated in the books and records of the Company. The Class B Units have no voting rights.

2.14 **"Code"** shall mean the Internal Revenue Code of 1986, as amended to date, or corresponding provisions of subsequent superseding revenue laws.

2.15 **"Company"** shall refer to the limited liability company created pursuant to the Articles as governed by this Agreement.

2.16 **"Company Minimum Gain"** with respect to any taxable year of the Company shall mean the "partnership minimum gain" of the Company computed strictly in accordance with the principles of Section 1.704-2(b)(2) of the Treasury Regulations.

2.17 "Distributable Cash" shall mean the excess of cash received by the Company from operations over (a) operational cash disbursements (which shall include without limitation, service of Company debt obligations), and (b) a reasonable allowance for reserves, contingencies and anticipated obligations, as determined by the Managers.

2.18 "Distributions" shall mean any cash (or property to the extent applicable) distributed to the Members or Assignees arising from their ownership of Units.

2.19 "Economic Risk of Loss" shall mean the "economic risk of loss" within the meaning of Section 1.752-2 of the Treasury Regulations.

2.20 "Gross Asset Value" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Managers, provided that, if the contributing Member is a Manager, the determination of the fair market value of the contributed assets shall require the consent of a majority of the other Managers or the Class A Members;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managers, as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; and (c) liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however that the adjustments pursuant to clauses (a) and (b) above shall be made only if the Managers reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such assets on the date of distribution as determined by the distributee and the Managers, provided that if the distributee is the Manager, the determination of the fair market value of the distributed assets shall require the consent of a majority of the other Managers; and

(d) The Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section 2.20 to the extent the Managers determine that an adjustment pursuant to Section 2.20(b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 2.20(d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section 2.20(a), (b) or (d) hereof, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Net Income and Net Loss.

2.21 **"Manager"** or **"Managers"** shall mean the Members.

2.22 **"Majority Vote"** shall mean approval by the affirmative vote or written consent of more than fifty percent (50%) of (i) all of the Units (Class A Units and Class B Units) then outstanding, voting as a single class, in any instance in which approval of the Members, without regard to the Class of Units held by them, is required to be obtained pursuant to the Act, or (ii) the outstanding Units of any Class (whether Class A Units or Class B Units) in any instance in which a vote or consent of the holders of the Units of such Class, voting or consenting as a separate Class, is required to be obtained. For purposes of clarity, the Class B Members shall have no voting rights, unless required by the Act.

2.23 **"Member"** shall mean any person or entity admitted to the Company as a Member (including, without limitation, the Class A Members and Class B Members) or Substituted Member and who has not ceased to be a Member, as set forth in Exhibit A hereto. Wherever the context requires, reference in this Agreement to a Member shall include an Assignee who does not become a Substituted Member wherever such reference relates solely to an Economic Interest in the Company.

2.24 **"Member Nonrecourse Debt"** shall mean liabilities of the Company treated as "partner nonrecourse debt" under Section 1.704-2(b)(4) of the Treasury Regulations.

2.25 **"Member Nonrecourse Deductions"** shall mean in any Company fiscal year, the Company deductions that are characterized as "partnership nonrecourse deductions" under Section 1.704-2(i)(2) of the Treasury Regulations.

2.26 **"Net Income"** and **"Net Loss"** shall mean the net book income or loss of the Company for any relevant period. The net book income or loss of the Company shall be computed in accordance with Federal income tax principles (i) under the method of accounting elected by the Company for federal income tax purposes, (ii) as applied without regard to any recharacterization of transactions or relationships that might otherwise be required under such tax principles and (iii) as otherwise adjusted pursuant to the following provisions in this Section 2.22. The net book income or loss of the Company shall be computed, inter alia, by:

(i) including as income or deductions, as appropriate, any tax-exempt income and related expenses that are neither properly included in the computation of taxable income nor capitalized for federal income tax purposes;

(ii) including as a deduction when paid or incurred (depending on the Company's method of accounting) any amounts utilized to organize the Company or to promote the sale of (or to sell) Units in the Company, except that amounts for which an election is properly made by the Company under Section 709(b) of the Code shall be accounted for as provided therein;

(iii) including as a deduction or loss any losses incurred by the Company in connection with the sale or exchange of property notwithstanding that such losses may be disallowed to the Company for federal income tax purposes under the related party rules of Code Sections 267(a)(1) or 707(b) or otherwise;

(iv) calculating the gain or loss on disposition of Company assets and the depreciation, amortization or other cost recovery deductions, if any, with respect to Company assets by reference to their Gross Asset Value rather than their adjusted tax basis;

(v) excluding any gain or income specially allocated under Sections 4.4(c), 4.5, and 4.6 hereof; and

(vi) excluding Nonrecourse Deductions.

2.27 "Nonrecourse Deductions" in any fiscal year means the amount of Company deductions that are characterized as "nonrecourse deductions" under Section 1.704-2(b)(1) of the Treasury Regulations.

2.28 "Nonrecourse Liabilities" shall mean the liabilities of the Company treated as "nonrecourse liabilities" under Section 1.752-1(a)(2) of the Treasury Regulations.

2.29 "**Partnership Representative**" has the meaning designated in Section 5.4.

2.30 "Percentage Interest" shall mean with respect to each Member, the percentage derived by dividing the number of Units held by such Member by the total number of issued and outstanding Units owned by all Members from time to time.

2.31 "Substituted Member" shall mean an Assignee who shall become a Member pursuant to Section 7.3.

2.32 "Treasury Regulations" shall mean the regulations of the United States Treasury Department pertaining to the Code, as amended, and any successor provision(s).

2.33 "Unit" shall represent a unit of measurement by which a Member's right to vote, participate in Net Income, Net Loss, Nonrecourse Deductions and Distributions shall be determined (other than Distributions in liquidation as provided in Section 10.3 hereof), and which are held by Members as designated on Exhibit A, and which shall not be represented by certificates, unless otherwise approved by the Managers.

3. CAPITAL

3.1 Capital Contributions and Authorized Units.

(a) Initial Contribution. Each Member has made an initial contribution to the capital of the Company in the amount set forth on Exhibit A, attached hereto, in exchange for the number of Units set forth opposite such Member's name.

(b) Subsequent Contributions. No Member shall be required to make an additional capital contribution to the Company. However, if the Managers so consent, which consent shall not be unreasonably withheld, conditioned or delayed, any or all Class A Members may make such loans to the Company having a per annum interest rate of no more than 3.00 percentage points above the Wall Street Journal Prime Rate, and having such other reasonable terms as the Managers shall determine in their sole discretion. No loan or loans made by any Member to the Company shall increase any such Member's number of Units.

3.2 Interest. No Member shall receive interest on its contribution to the capital of the Company.

3.3 Withdrawal and Return of Capital. Except as may be provided herein, no Member may withdraw any portion of the capital of the Company and no Member shall be entitled to the return of its contribution to the capital of the Company except on dissolution of the Company.

3.4 Capital Accounts.

(a) Member Capital Accounts. An individual Capital Account shall be maintained for each Member.

(b) Capital Account of Assignee. On any sale or transfer of any Units, the Capital Account of the transferor with respect to the Units transferred shall become the Capital Account of the Assignee or Substituted Member, as applicable, with respect to such Units, as such Capital Account existed at the effective date of the transfer of such Units.

(c) Deficit Capital Account. No Member shall have any liability to the Company, to any other Member, or to the creditors of the Company on account of any deficit Capital Account balance.

4. FINANCIAL

4.1 Accounting Method. The Company books shall be kept in accordance with the method of accounting determined by the Managers.

4.2 Fiscal Year. The fiscal year of the Company shall end on December 31, unless the Managers determine that some other fiscal year would be more appropriate and obtain the consent of the Internal Revenue Service to use that other fiscal year.

4.3 Organizational Expenses of the Company. The Company shall <u>not</u> pay or reimburse to the Managers or the Members for any expenses incurred by them on behalf of the Company with respect to the formation and organization of the Company (including legal and filing fees).

4.4 Net Income, Net Loss and Distributions.

(a) Distributions. Distributable Cash shall be distributed at such times as reasonably determined by the Managers. When distributed, Distributable Cash shall be distributed to the Members based on their Percentage Interests.

(b) Allocations of Net Income, Net Loss and Nonrecourse Deductions. Subject to Sections 4.4(d), 4.5 and 4.6 below, Net Income Net Loss and Nonrecourse Deductions shall be allocated among the Members based on their Percentage Interest.

(c) Tax Allocations. Except for the allocations contained in Section 4.4(d)(i), all income, gains losses, deductions and credits of the Company shall be allocated for federal, state and local income tax purposes in accordance with the allocations of Net Income and Net Loss.

(d) Special Allocations. The following special allocations shall be made:

(i) 704 Allocations. In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of the variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value.

In the event the Gross Asset Value of any Company asset is adjusted due to a revaluation of Company assets under Treasury Regulations Section 1.704(b)(2)(iv)(f), subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Managers in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 4.4(d)(i) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provisions of this Agreement.

(ii) Recapture. In the event that the Company has taxable income that is characterized as ordinary income under the recapture provisions of the Code, each Member's distributive share of taxable gain or loss from the sale of Company assets (to the extent possible) shall include a proportionate share of this recapture income equal to that Member's prior share of prior cumulative depreciation deductions with respect to the assets which gave rise to the recapture income.

(iii) Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(f) of the Treasury Regulations, in the event that there is a net decrease in the Company Minimum Gain during any taxable year, each Member shall be allocated items of income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in such Company Minimum Gain during such year in accordance with Section 1.704-2(g) of the Treasury Regulations. This Section 4.4(d)(iii) is intended to comply with the minimum gain chargeback requirement of Section 1.704-2(f) of the Treasury Regulations and shall be interpreted consistent therewith.

(iv) Member Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(i)(4) of the Treasury Regulations, in the event there is a net decrease in the minimum gain attributable to a Member Nonrecourse Debt during any taxable year, each Member with a share of such minimum gain shall be allocated income and gain for the year (and, if necessary, subsequent years) in accordance with Section 1.704-2(i) of the Treasury Regulations. This Section 4.4(d)(iv) is intended to comply with the chargeback requirement of Section 1.704-2(i)(4) of the Treasury Regulations and shall be interpreted consistent therewith.

(v) Qualified Income Offset. Any Member who unexpectedly receives an adjustment, allocation, or distribution described in subparagraphs (4), (5) or (6) of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations, which adjustment, allocation or distribution creates or increases a deficit balance in that Member's Capital Account, shall be allocated items of "book" income and gain in an amount and manner sufficient to eliminate or to reduce the deficit balance in that Member's Capital Account so created or increased as quickly as possible in accordance with Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and its requirements for a "qualified income offset." The Members intend that the provision set forth in this Section 4.4(d)(v) will constitute a "qualified income offset" as described in Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistent therewith.

(vi) Member Nonrecourse Deductions. After the allocations of Net Loss and Nonrecourse Deductions, Member Nonrecourse Deductions shall be allocated between the Members as required in Section 1.704-2(i)(1) of the Treasury Regulations, in accordance with the manner in which the Member or Members bear the Economic Risk of Loss for the Member Nonrecourse Debt corresponding to the Member Nonrecourse Deductions, and if more than one Member bears such Economic Risk of Loss for a Member Nonrecourse Debt, the corresponding Member Nonrecourse Deductions must be allocated among such Members in accordance with the ratios in which the Members share the Economic Risk of Loss for the Member Nonrecourse Debt.

(vii) Code Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)3(m)(2) or Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution to a Member in complete liquidation of his interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specifically allocated to the Members in accordance with their interests in the Company in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or the Members to whom such distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(viii) Allocations Relating to Taxable Issuance of Company Interests. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company to a Member (the "issuance items") shall be allocated among the Members so that, to the extent possible, the net amount of such issuance items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member of the issuance items had not be realized.

(e) Varying Interests. Where any Member's interest, or portion thereof, is acquired or transferred during a taxable year or for any other purpose requiring the determination of Net Income, Net Loss or any other items allocable to any period, the Managers may choose to implement the provisions of Section 706(d) of the Code in allocating among the varying interests.

(f) Excess Nonrecourse Liabilities. Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulations Section 1.752-3(a)(3), the Members' interests in Company profits are in proportion to their Percentage Interests.

(g) Consent of Members. The Members are aware of the income tax consequences of the methods, hereinabove set forth, by which Net Income, Net Loss and Distributions are allocated and distributed and hereby agree to be bound by them in reporting them for income tax purposes. The Members hereby expressly consent to such provisions as an express condition of becoming a Member.

4.5 Curative Allocations. The allocations set forth in Sections 4.4(d)(iii), (iv), (v), (vi) and (vii) hereof and the allocations of Nonrecourse Deductions in Section 4.4(b) (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 4.5. Therefore, notwithstanding any other provision of this Section 4 (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 4.4(b). In exercising their discretion under this Section 4.5, the Managers shall take into account future Regulatory Allocations under Sections 4.4(d)(iii) and (iv) that, although not yet made, are likely to offset Regulatory Allocations made under Section 4.4(b) and Section 4.4(d)(vi).

4.6 Loss Limitation. Net Loss and Nonrecourse Deductions allocated pursuant to Section 4.4(b)(ii) hereof shall not exceed the maximum amount of Net Loss and Nonrecourse Deductions that can be allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of allocations of Net Loss and Nonrecourse Deductions pursuant to Section 4.4(b)(ii) hereof, the limitations set forth in this Section 4.6 shall be applied on a Member by Member basis and Net Loss and Nonrecourse Deductions not allocable to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances in such Member's Capital Accounts so as to allocate the maximum permissible Net Loss and Nonrecourse Deductions to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

4.7 Tax Elections. The Managers shall, without further consent of the Members being required (except as specifically required herein), have the authority to make any and all elections for federal, state, and local tax purposes including, without limitation, any election, if permitted by applicable law, to adjust the basis of Company property pursuant to Code Sections 754, 734(b) and 743(b), or comparable provisions of state or local law, in connection with transfers of interests in the Company and Company Distributions.

5. MANAGEMENT

5.1 Management of the Company. The operations and affairs of the Company shall be administered by its Manager, who shall be appointed by the Class A Members by a Majority Vote. The current Manager of the Company is Scott A. Baker. Upon the resignation or removal of the Manager, the Class A Members by a Majority Vote, shall have the right to appoint a replacement Manager. The removal of a Manager who is also a Member, or associated with a Member, shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of that Member.

5.2 Responsibilities of the Managers. Each Manager shall devote such time to administering the business of the Company as he or she reasonably deems necessary to perform his or her duties as set forth in this Agreement. Nothing in this Agreement shall preclude the employment by the Company of any agent or third party to provide services in respect of the business of the Company; provided, however, that the Managers shall continue to have ultimate responsibility under this Agreement. The Managers shall cause to be filed such certificates or filings as may be required for the continuation and operation of the Company as a limited liability company in any state in which the Company elects to do business. Managers shall be entitled to receive reasonable compensation for their services.

5.3 Meetings of Managers. Nothing in this Agreement is intended to require that meetings of Managers be held, it being the intent of the Members that meetings of Managers are not required. Meetings of the Managers may be called by a majority of the Managers; provided, however, that if there are less than three Managers, any one Manager may call a meeting. Managers may participate in a meeting through use of conference telephone or similar communications equipment, so long as all Managers participating in such meeting can hear one another. Participation in a meeting in such manner constitutes a presence in person at such meeting.

Any action required or permitted to be taken by the Managers may be taken by the Managers without a meeting, if the requisite number of votes of the Managers (as required pursuant to Section 5.5) is obtained in writing prior to such action. Such action by written consent shall have the same force and effect as an Approval of the Managers obtained at a duly called meeting of the Managers.

5.4 Partnership Representative for Tax Matters.

(a) Appointment. The Managers who are Members shall designate one Manager that is a Member to be the "tax matters partner" or "partnership representative" (as the case may be) of the Company pursuant to Code Sec. 6231(a)(7) (the "**Partnership Representative**"), or, if there is no Manager that is a Member, the Partnership Representative shall be a Member that has the largest Membership Interest at the close of the applicable taxable year. For purposes of Code Section 6231(a)(7), Scott Baker , is designated as the initial Partnership Representative of the Company within the meaning of Code Section 6223. The Partnership Representative shall have sole authority to act on behalf of the Company for purposes of subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws. For purposes of this Section 5.4, unless otherwise specified, all references to provisions of the Code shall be to such provisions as enacted by the Bipartisan Budget Act of 2015.

(b) Resignation; Removal. The Partnership Representative may resign at any time. The Person serving as the Partnership Representative shall be automatically removed as Partnership Representative upon the death, dissolution and/or winding up, legal incompetency or bankruptcy of such Person, and the Person serving as the Partnership Representative may be removed at any time by unanimous consent of the Managers or a Majority Vote of the Class A Members. Upon such resignation or removal of the Partnership Representative, a successor to serve in such position shall be designated by unanimous consent of the Managers or a Majority Vote of the Class A Members.

(c) Elections. If the Company qualifies to elect pursuant to Code Section 6221(b) (or successor provision) to have federal income tax audits and other proceedings undertaken by each Member rather than by the Company, the Company shall make such election.

(d) Partnership Adjustments. Notwithstanding other provisions of this Agreement to the contrary, if any "partnership adjustment" (as defined in Code Section 6241(2)) is determined with respect to the Company, the Partnership Representative, in its discretion, may cause the Company to elect pursuant to Code Section 6226 to have any such adjustment passed through to the Members for the year to which the adjustment relates (i.e., the "reviewed year" within the meaning of Code Section 6225(d)(1)). In the event that the Partnership Representative has not caused the Company to so elect pursuant to Code Section 6226, then any "imputed underpayment" (as determined in accordance with Code Section 6225) or "partnership adjustment" that does not give rise to an "imputed underpayment" shall be apportioned among the Members for the taxable year in which the adjustment is finalized in such manner as may be necessary (as determined by the Manager in good faith) so that, to the maximum extent possible, the tax and economic consequences of the partnership adjustment and any associated interest and penalties are borne by the Members based upon their interests in the Company for the reviewed year.

(e) Member Cooperation. Each Member agrees that, upon request of the Partnership Representative, such Member shall take such actions as may be necessary or desirable (as determined by the Partnership Representative) to (1) allow the Company to comply with the provisions of Code Section 6226 so that any "partnership adjustments" are taken into account by the Members rather than the Company or (2) file amended tax returns with respect to any "reviewed year" (within the meaning of Code Section 6225(d)(1)) to reduce the amount of any "partnership adjustment" otherwise required to be taken into account by the Company.

5.5 Voting / Approval of the Managers. For purposes of this Agreement, each Manager shall be entitled to one (1) vote. Any action to be determined by the Managers shall be made pursuant to an "Approval of the Managers," which for purposes of this Agreement shall mean a majority vote of the Managers entitled to vote on the matter.

5.6 Compensation of Manager. The Manager shall receive such reasonable compensation for its services as determined in the sole and reasonable discretion of the Manager.

5.7 Outside Activities of Managers. Each Manager such Manager's Affiliates may have business interests and engage in business activities in addition to those relating to the Company, and no provision of this Agreement shall be deemed to prohibit such Manager or such Manager's Affiliates from conducting such businesses and activities. Neither the Company nor the other Members shall have any rights by virtue of this Agreement or the relationship contemplated herein to share or participate in any other business ventures or activities of such Manager or such Manager's Affiliates.

6. LIABILITY, RIGHTS, AUTHORITY AND VOTING OF MEMBERS

6.1 Liability of Members. Except as specifically provided in this Agreement or the Act, no Member shall be liable for the debts, liabilities, contracts, or any other obligations of the Company except with respect to their Capital Contributions as indicated herein. Only the Company or a Manager (and no third party creditor, either in its own right or as a successor-in-interest of the Company, and including a trustee, receiver or other representative of the Company or Member), shall be entitled to enforce the requirements to make Capital Contributions. The Members intend and agree that the obligation of the Members to make Capital Contributions constitutes an agreement to make financial accommodations to and for the benefit of the other Members and the Company.

6.2 Voting. The voting rights of the Members shall be based on the following:

(a) The Class A Units shall have the right to vote on a one (1) vote per Unit basis. Unless otherwise provided by law, any matter requiring the vote or approval of the Class A Members shall be deemed approved upon receipt of a Majority Vote of the Class A Members. The Class B Members have no voting rights.

(b) Assignees who have not become Substituted Members shall not be entitled to vote and any voting rights associated with the Units transferred to such Assignee shall remain with the transferring Member.

(c) Notwithstanding any other provision in this Agreement, any action in which the Members are entitled to vote, may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by Members entitled to vote thereon holding not less than a Majority Vote (or such other requisite vote) that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. Each Class A Member shall be notified of any action so taken within thirty (30) days of its approval if such action is material to the operation of the Company's business, as determined by the Managers.

6.3 Meetings of Members. If and when the Members by a Majority Vote, or the Managers, shall determine, meetings of Members may be called and when called shall be governed by the Act; provided, however, that this reference to the Act or any other provision of this Agreement shall not be interpreted to require that meetings of the Members be held, it being the intent of the Members that meetings of the Members are not required.

6.4 Limitation of Rights of Members. No Member shall have the right or power to: (i) withdraw or reduce its Capital Contribution, except as a result of the dissolution of the Company or as otherwise provided in this Agreement or by law; (ii) bring an action for partition against the Company; or (iii) demand or receive property in any distribution other than cash. Except as otherwise provided in this Agreement, no Member shall have priority over any other Member either as to the return of Capital Contributions or as to allocations of the Net Income, Net Loss or Distributions of the Company.

6.5 Return of Distributions. In accordance with the Act, a Member may, under certain circumstances, be required to return to the Company, for the benefit of the Company's creditors, amounts previously distributed to the Member.

6.6 Resignation or Withdrawal of a Member. A Class A Member shall not resign or withdraw as a Class A Member, without the Approval of the Managers, which approval shall not be unreasonably withheld, conditioned or delayed.

6.7 Outside Activities of Members. Each Member and such Member's Affiliates may have business interests and engage in business activities in addition to those relating to the Company, and no provision of this Agreement shall be deemed to prohibit such Member or such Member's Affiliates from conducting such businesses and activities. Neither the Company nor the other Members shall have any rights by virtue of this Agreement or the relationship contemplated herein to share or participate in any other business ventures or activities of such Member or such Member's Affiliates.

7. TRANSFERS OF UNITS

7.1 Assignment of Units.

(a) Transferability. Except as otherwise expressly provided in this Agreement, the Members may assign and transfer their Units at any time and for any reason.

(b) Distributions, Allocations and Reports. An Assignee shall be entitled to receive Distributions from the Company attributable to the Units acquired by reason of such assignment from and after the effective day of the assignment of such Units to him, her or it; however, anything herein to the contrary notwithstanding, the Company shall be entitled to treat the assignor of such Units as the absolute owner thereof in all respects, and shall incur no liability for allocations of Net Income or Net Loss, Distributions or transmittal of reports and notices required to be given to Members hereunder which are made in good faith to such assignor until such time as the written instrument of assignment has been received by the Company and recorded on its books, and the effective date of assignment has passed.

7.2 Option to Purchase Upon Specified Events.

(a) Option Events. Upon the occurrence of any of the following events (each referred to hereinafter as an "**Option Event**") affecting a Class A Member or an Assignee of a Class A Member (an "**Affected Holder**"), the Company and the other Class A Members shall have the option to purchase the amount of Interests of such Affected Holder, as described in Section 7.2(b), for the price and upon the terms set forth in Section 7.2(c)-(f):

(i) The maintenance of any proceeding initiated by or against an Affected Holder, under any bankruptcy or debtors' relief laws of the United States or of any other jurisdiction, which proceeding is not terminated within ninety (90) days after its commencement;

(ii) A general assignment for the benefit of the creditors of an Affected Holder;

(iii) A levy upon the Interests of an Affected Holder, pursuant to a writ of execution or subject to the authority of any governmental entity, which levy is not removed within thirty (30) days, and only to extent of the Interests subject to the levy;

(iv) The entry of a final judgment of dissolution of marriage of an Affected Holder, if in connection with such dissolution, the spouse of such Affected Holder is awarded Interests or any interest therein as a result of a property settlement agreement or otherwise but in such event such option to purchase shall extend only to such spouse's Interests or interest therein;

(b) Exercise of Option. The Affected Holder or his or her legal representative shall give written notice to the Company and the other Class A Members, immediately upon the occurrence of an Option Event and in no event more than ten (10) days after the occurrence of such Option Event or the appointment of a bankruptcy trustee, receiver or other legal representative for such Affected Holder, whichever shall last occur. Upon receipt of written notice of the occurrence of an Option Event and for a period of sixty (60) days thereafter, the Company shall have the first option to purchase all or any portion of the Interests of the Affected Holder subject to repurchase pursuant to Section 7.2; provided that in the event of the dissolution of the marriage of an Affected Holder, the divorced Affected Holder shall have during the first thirty (30) days of such sixty (60) day period a concurrent but priority right to purchase any Interests or interest therein that have been awarded to his or her spouse as a result of the dissolution of his or her marriage. In the event that the Company or the divorced Affected Holder, as applicable, does not elect to purchase all of the Interests of the Affected Holder within such sixty (60) day period, the Company shall forthwith notify each of the Class A Members of the election not to purchase all or a portion of the Affected Holder's Interests and such Class A Members shall then have the option for a period of thirty (30) days from the receipt of such notice to purchase any Interests of the Affected Holder not purchased by the Company or the divorced Affected Holder. Within thirty (30) days after the receipt of such notice, any of the Class A Members desiring to acquire any part or all of said Interests ("**Purchasing Class A Members**"), shall deliver to the Company a written election to purchase said Interests, or a specified amount thereof. If the total amount of Interests specified in such elections exceeds the amount of Interests to be transferred, each such Purchasing Class A Member shall have priority, up to the amount of Interests specified in his or her notice of election to purchase, to purchase such proportion of the Interests to be transferred as the amount of the Class A Units which he or she holds bears to the total amount of Class A Units held by all Class A Members electing to purchase. In the event that there are Interests remaining after the application of the above formula, the remaining Interests shall be distributed among the Purchasing Class A Members who have not received the amount of Interests specified in their notice of election to purchase, in the proportion that the amount of Interests specified in each individual Purchasing Class A Member's notice of election to purchase less the amount of Interests allocated to that Purchasing Class A Member under the above formula bears to the total amount of Interests in all such elections to purchase less all Interests allocated to Purchasing Class A Members under the above formula.

(c) **Notice of Exercise of Option.** If the Company, the divorced Affected Holder and/or the Class A Member(s) elect to purchase Interests of the Affected Holder, the Company shall give notice of such election, setting forth the amount of such Interests to be purchased by each party, by giving written notice of such election to the Affected Holder and, if applicable, his or her receiver or trustee in bankruptcy, the creditor who secured a levy upon the Affected Holder's assets, his or her legal representative, or other transferee as the case may be. Such notice shall be given within one hundred twenty (120) days after the Company's receipt of notice of the Option Event giving rise to the option to purchase (the "**Option Period**").

(d) **Determination of the Purchase Price**. The purchase price to be paid by the Company and/or Purchasing Class A Members upon the exercise of any option to purchase Interests under Section 7.2(a)(i)-(iv) shall be based on the fair market value of the Company (discounted by 40%) as of the date of the Option Event. Such fair market value shall be as determined by an appraisal conducted by an independent regional appraisal company (the "**Initial Appraiser**") selected by the Company within thirty (30) days from the Notice of Exercise of Option. The Affected Holder shall bear the cost of the appraisal, the amount of which shall be deducted from the purchase price.

(e) **Payment of the Purchase Price**. The Company and/or Purchasing Class A Members shall execute and deliver a negotiable promissory note (the "**Note(s)**") representing the purchase price of that portion of the Interests of the Affected Holder to be purchased by him, her or it no later than thirty (30) days following the determination of the purchase price. The Note(s) shall be fully amortized over a period of not more than twenty-four (24) months and shall bear interest from the date of delivery at a rate equal to three percent (3%) per annum. Interest and principal on the

Note(s) shall be payable in equal quarterly installments commencing three (3) months after the date specified above for delivery of the Note(s); provided that the Note(s) shall be subject to prepayment, in whole or in part, without penalty, at any time after the calendar year of the sale of the Interests of the Affected Holder.

7.3 Substituted Members.

(a) Conditions of Substitution. An Assignee may have the right to become a Substituted Member in place of his or her assignor only if all of the following conditions are first satisfied:

(i) Written Assignment. A duly executed and acknowledged written instrument of assignment shall have been filed with the Company, which instrument shall specify the Units being assigned and which sets forth the intention of the assignor that the Assignee succeed to the assignor's interest in such Units as a Substituted Member;

(ii) Instruments of Substitution. The Assignee shall have executed and acknowledged such other instruments as may be necessary or desirable to effect such substitution, including the written acceptance and adoption by the Assignee of the provisions of this Agreement; and

(iii) Consent. The written consent to such substitution shall have been obtained from the Managers who are not the transferring Member, the granting or denial of which shall be within the sole and absolute discretion of each such Manager.

8. ADMISSION OF NEW MEMBERS

The Managers, upon the consent of the Class A Members by a Majority Vote, may, at any time admit new Members or issue additional Units to existing Members or Assignees, or create and issue new classes of Units, on such terms as the Managers may determine from time to time; provided, however, The Managers may, without the consent of the Class A Members, issue up to 40,000 Class A Units in connection with the conversion of certain outstanding Convertible Promissory Notes previously issued by the Company, and admit the holders thereof as Class A Members.

9. BOOKS AND RECORDS

9.1 Records. The Company shall keep at its office within the State of Pennsylvania, such documents required to be maintained by the Company under the Act.

9.2 Inspection. Upon the request of a Class A Member in writing and with the stated purpose of the request, during regular business hours and at a reasonable location specified by the Company, any Class A Member may inspect and copy full information regarding the activities, affairs, financial condition and other circumstances of the company (the "**Books and Records**") as is just and reasonable if: (a) the Class A Member seeks the information for a purpose reasonably related to the member's interest as a member;(b)the Class A Member makes a demand in record form received by the company describing with reasonable particularity the information sought and the purpose for seeking the information; and (c) the information sought is directly connected to the Class A Member's purpose. The inspection rights above shall apply to the Class B Members only to the extent required by the Act.

9.3 Confidentiality. Each of the Members acknowledges that it will have access to certain Confidential Information (as defined below) of Company and Company's Affiliates, and agrees that neither such Member, nor such Member's Affiliates, will use for their own account or the account of any third party, or disclose to any third party (except as required by law), any of the Company's Confidential Information, and will take reasonable precautions to protect the confidentiality of such information. "**Confidential Information**" includes the Books and Records, and any other information about the Company's business or products, suppliers, production methods, pricing, designs, business plans, marketing strategies, financial information, trade secrets or otherwise, which is not generally known to the public.

10. DISSOLUTION AND TERMINATION OF THE COMPANY

10.1 Events Causing Dissolution. The Company shall be dissolved and its affairs shall be wound-up upon the earliest to occur of the following events:

(a) The Approval of the Managers and the Class A Members by a Majority Vote;

(b) Entry of a decree of judicial dissolution pursuant to the Act; or

(c) A sale of all or substantially all of the assets of the Company and the corresponding receipt of the full consideration relating thereto.

10.2 Certificate of Dissolution. As soon as possible following the occurrence of any of the events specified in Section 10.1, the Managers shall execute a Certificate of Dissolution in such form as shall be prescribed by the Pennsylvania Secretary of State and file such certificate as required by the Act.

10.3 Distribution on Dissolution. Upon a dissolution event described in Section 10.1, the Managers shall take full account of the Company's assets and liabilities, shall liquidate the assets as promptly as is consistent with obtaining their fair value, or, if the assets cannot be sold, they shall be valued and distributed in kind, and shall apply and distribute the proceeds or assets in the following order:

(a) To the payment of creditors of the Company who are not Members of the Company;

(b) To the creation of any reserves which the Managers deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company, which reserve amounts shall be approved by a Majority Vote of the Members; and

(c) To all of the Members, based on their Percentage Interests.

11. INDEMNIFICATION

11.1 Limitation of Liability. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member or Manager or officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or Manager and/or officer.

11.2 Standard of Care. Neither the Managers nor any Member or officer of the Company shall have any personal liability whatsoever to the Company or to any Member of the Company or to any Affiliate or constituent owner of any Member on account of such Person's status as a Manager, Member or officer of the Company or by reason of such Person's acts or omissions in connection with the conduct of the business of the Company, so long as such Person acts in good faith for a purpose which the Person reasonably believes to be in, or not opposed to, the best interests of the Company; provided, however, that nothing contained herein shall protect any such Person against any liability to which such Person would otherwise be subject by reason of (a) any act or omission of such Person that involves actual fraud, breach of fiduciary duty, material breach of this Agreement, gross negligence or willful misconduct or (b) any transaction from which such Person derives any improper personal benefit.

11.3 Indemnification. The Company, its receiver or its trustee, shall indemnify, defend and save harmless each of the Manager, Members and their respective Affiliates (each, an "Indemnitee" and together, the "Indemnitees") from any liability, loss or damage incurred by any Indemnitee by reason of any act performed or omitted to be performed by any Indemnitee in connection with the business of the Company, including costs and attorneys' fees and any amounts expended in the settlements of any claims of liability, loss or damage; provided that if the liability, loss or claim arises out of any action or inaction of an Indemnitee: (a) such Indemnitee must have determined, in good faith, that his or her course of conduct was in the best interests of the Company; and (b) the action or inaction did not constitute actual fraud, breach of fiduciary duty, material breach of this Agreement, gross negligence or willful misconduct by such Indemnitee or a transaction from which such Indemnitee derived an improper personal benefit; and, provided further, that the indemnification shall be recoverable only from the assets of the Company and not any assets of the Members. The Company may, however, purchase and pay for that insurance, including extended coverage liability and casualty and worker's compensation, as would be customary for any person engaging in a similar business, and name the Indemnitees as additional or primary insured parties. The Company may, to the extent authorized from time to time by the Members, grant rights to indemnification and to advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions of this Section 11 with respect to the indemnification and advancement of expenses of the Manager, the Members and/or the officers of the Company.

11.4 Advancement of Expenses. The right to indemnification conferred in this Section 11 shall be a contract right and shall include the right to require the Company to advance the expenses incurred by the Indemnitee in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon receipt by the Company of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Section 11 or otherwise.

11.5 Nonexclusive Right. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 11 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute or agreement, or under any insurance policy obtained for the benefit of the Indemnitee.

11.6 Severability. If any provision of this Section 11 is determined to be unenforceable in whole or in part, such provision shall nonetheless be enforced to the fullest extent permissible, it being the intent of this Section 11 to provide indemnification to all Persons eligible hereunder to the fullest extent permitted under applicable law.

12. MISCELLANEOUS

12.1 Counterparts. This Agreement may be executed in several counterparts and all so executed shall constitute one Agreement, binding on all of the Members, notwithstanding that all of the Members are not signatory to the original or the same counterpart.

12.2 Binding on Successors. This Agreement shall be binding upon and shall inure to the benefit of the successors and permitted assigns of the Members.

12.3 Severability. If any provision of this Agreement is declared by a court of competent jurisdiction to be void or unenforceable, such provision shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in effect.

12.4 Notices. Unless otherwise specifically provided, all notices and demands required to be given hereunder shall be deemed to be duly given at the time of delivery if such notice or demand is personally delivered or delivered via facsimile, or forty-eight (48) hours after mailing if such notice or demand is sent via overnight courier, or deposited with the United States Postal Service, postage prepaid, for mailing via certified mail, electronic mail, return receipt requested, to the Company and to the Members at the addresses, fax number or email address, as applicable, set forth on Schedule A. Such addresses may only be changed by giving written notice of such change to all of the other parties hereto.

12.5 Captions. Section titles or captions contained in this Agreement are inserted only as a matter of convenient reference. The titles and captions in no way define, limit, extend, or describe the scope of this Agreement nor the intent of any provision hereof.

12.6 Gender. Whenever required by the context, the masculine gender shall include the feminine and neuter genders, and vice versa; and the word "person" shall include a company, partnership, firm, or other form of association; the singular shall include the plural, and vice versa.

12.7 Choice of Law. This Agreement shall be construed under the laws of the State of Pennsylvania.

12.8 Entire Agreement. This Agreement contains the entire understanding among the Members and supersedes any prior written or oral agreements between them respecting the subject matter contained herein. There are no representations, agreements, arrangements or understandings, oral or written, between and among the Members relating to the subject matter of this Agreement that are not fully expressed herein.

12.9 Waiver. No waiver of any breach or default of this Agreement by any party hereto shall be considered to be a waiver of any other breach of default of this Agreement.

12.10 Further Assurances. Each party hereto agrees to perform any further acts and to execute and deliver any further documents which may be reasonably necessary to carry out the provisions of this Agreement.

12.11 Arbitration. If either party has a claim or controversy covered by this Agreement, such party shall give written notice to the other party, and within ten (10) business days of receiving the notice, the parties shall meet and attempt to resolve the dispute. If the parties are unable to resolve the dispute within ten (10) business days, the dispute shall be submitted to binding arbitration in Allegheny County, Pennsylvania, under the rules and procedures of the American Arbitration Association. All fees and costs concerning the arbitration, including the arbitrator's fees and expenses and attorneys fees and witness fees shall be borne by the parties in the proportion determined by the arbitrator.

12.12 Reference to a Member. Wherever the context requires, reference in this Agreement to a Member shall include an Assignee who does not become a Substituted Member wherever such reference relates solely to an economic interest in the Company

12.13 Amendment. This Agreement and the Articles may be amended by the Class A Members by a Majority Vote; provided, the Managers may amend the Agreement or the Articles .

(a) Reflect the admissions of new Members admitted pursuant to Section 8;

(b) Reflect the issuance of additional Units to existing Members as permitted pursuant to Section 8;

(c) Reflect permitted assignments of Units pursuant to Section 7.1 and the admission of Substitute Members pursuant to Section 7.3;

(d) Reflect Capital Contributions and changes to Capital Accounts; and

(e) Reflect a change in the number of Managers as provided in Section 5.2(a).

12.14 Remedies. The parties hereto shall have all remedies for breach of this Agreement available to them provided by law or equity. Without limiting the generality of the foregoing, the parties agree that, in addition to all other rights and remedies available at law or in equity, the parties shall be entitled to obtain specific performance of the obligations of each party to this Agreement and immediate injunctive relief and that, in the event any action or proceeding is brought in equity to enforce the same, no party will urge, as a defense, that there is an adequate remedy at law.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have signed this Second Amended and Restated Operating Agreement on the date first above written.

"Class A Members"

____________________ Scott A. Baker	____________________ Amy and Erik Roy
____________________ Mina Baker Knoll	____________________ Kevin Srigley
____________________ Scott Kavanagh	____________________ Robert and Pamela Rak
____________________ Christopher D. Manna	____________________ Thomas Peter
____________________ Brian Fetterolf	____________________ James and Alison Mirasola
____________________ Dean Manna	____________________ Stephen Swanson
____________________ Aimee Toothman Gelston	____________________ Joella Richard Baker
____________________ Brian Long	____________________ Dennis and Kelly Loughran
IGB, LLC By: ____________________ Print Name: ________________ Print Title: ________________	**EIGHT ACES INVESTMENTS, LLC** By: ____________________ Print Name: ________________ Print Title: ________________
SILBERMAN INVESTMENTS By: ____________________ Print Name: ________________ Print Title: ________________	

EXHIBIT A

As of November __, 2022

Member	Class A Units	Percent of Outstanding Units
Scott A. Baker	1,215,243	60.75%
Mina Baker Knoll	83,350	4.17%
Eight Aces Investments, LLC	166,700	8.33%
Scott Kavanagh	83,350	4.17%
1GB, LLC	83,350	4.17%
Christopher D. Manna	83,350	4.17%
Brian Fetterolf	54,178	2.71%
Dean Manna	16,670	0.83%
Silberman Investments	33,340	1.67%
Dennis and Kelly Loughran	20,838	1.04%
Stephen Swanson	18,337	0.92%
Aimee Toothman Gelston	16,670	0.83%
Joella Richard Baker	16,670	0.83%
Brian Long	16,670	0.83%
James and Alison Mirasola	16,670	0.83%
Thomas Peter	16,670	0.83%
Robert and Pamela Rak	16,670	0.83%
Kevin Srigley	8,335	0.42%
Amy and Erik Roy	33,340	1.67%
Total	**2,000,400**	**100.00%**

*Does not include a reserve of 40,000 Class A Units for the conversion of outstanding Convertible Notes.